Form 10KSB, Exhibit 13
period 2005-12-31
Alarion Financial Services Inc
filed 2006-03-15
CIK 1353174

Exhibit 13.1

Financial Statements of Alarion Bank

Report of Independent Registered Public Accounting Firm

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheet of Alarion Financial Services, Inc. and Subsidiary (the “Company”) at December 31, 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for year ended December 31, 2005 and the period from February 19, 2004 (date of organization) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for year ended December 31, 2005 and the period from February 19, 2004 (date of organization) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Orlando, Florida
March 1, 2006

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Balance Sheet

At December 31, 2005

($ in thousands, except per share amounts)

Assets
Cash and due from banks	$2,408
Interest-earning deposits and federal funds sold	8,492

Cash and cash equivalents	10,900

Securities held to maturity	10,308
Loans, net of allowance for loan losses of $564	44,529
Loans held for sale	321
Accrued interest receivable	208
Premises and equipment, net	4,923
Federal Home Loan Bank stock	35
Deferred income taxes	778
Other assets	225

Total assets	$72,227

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	9,335
NOW, money-market and savings deposits	20,427
Time deposits < $100,000	13,119
Time deposits > = $100,000	14,205

Total deposits	57,086

Other borrowings	703
Accrued interest payable	149
Accrued expenses and other liabilities	498

Total liabilities	58,436

Commitments and contingencies (Notes 4, 8 and 15)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—
Common stock, $.01 par value; 4,000,000 shares authorized, 1,514,200 shares issued and outstanding	15
Additional paid-in capital	15,073
Accumulated deficit	(1,297)

Total stockholders’ equity	13,791

Total liabilities and stockholders’ equity	$72,227

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

($ in thousands, except per share amounts)

	Year Ended December 31, 2005	Period from February 19, 2004 (Date of Organization) to December 31, 2004
Interest income:
Loans	$1,104	—
Securities	122	—
Other	555	—

Total interest income	1,781	—

Interest expense:
Deposits	720	—
Borrowings	5	5

Total interest expense	725	5

Net interest income (loss)	1,056	(5)

Provision for loan losses	564	—

Net interest income (loss) after provision for loan losses	492	(5)

Noninterest income:
Deposit account fees	18	—
Net gain on sales of loans held for sale	155	—
Other	12	—

Total noninterest income	185	—

Noninterest expenses:
Salaries and employee benefits	1,275	155
Occupancy and equipment	340	—
Data processing	133	—
Professional services	153	80
Advertising and promotion	76	—
Office supplies and printing	105	6
Other	382	42

Total noninterest expenses	2,464	283

Loss before income tax benefit	(1,787)	(288)

Income tax benefit	(778)	—

Net loss	$(1,009)	(288)

Loss per share – basic and diluted	$(.67)	N/A

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

Year Ended December 31, 2005 and for the Period from February 19, 2004 (Date of Organization) to December 31, 2004

($ in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount
Balance at February 19, 2004 (Date of Organization)	—	$—	—	—	—
Comprehensive income (loss)-
Net loss	—	—	—	(288)	(288)

Balance at December 31, 2004	—	—	—	(288)	(288)
Comprehensive income (loss)-
Net loss	—	—	—	(1,009)	(1,009)
Common stock offering, net of offering costs of $54	1,500,000	15	14,931	—	14,946
Warrants exercised	14,200	—	142	—	142

Balance at December 31, 2005	1,514,200	$15	15,073	(1,297)	13,791

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2005	Period from February 19, 2004 (Date of Organization) to December 31, 2004
Cash flows from operating activities:
Net loss	$(1,009)	(288)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan losses	564	—
Depreciation and amortization	197	—
Deferred income tax benefit	(778)	—
Net amortization on premiums and discounts on securities	(40)	—
Net amortization of deferred loan fees and costs	41	—
Net gain on sales of loans held for sale	(155)	—
Loans originated for sale	(8,885)	—
Proceeds from sales of loans held for sale	8,719	—
Increase in accrued interest payable	149	—
Increase in accrued interest receivable	(208)	—
Increase in other assets	(200)	(25)
Increase in accrued expenses and other liabilities	443	55

Net cash used in operating activities	(1,162)	(258)

Cash flows from investing activities:
Proceeds from principal repayments and maturities on securities held to maturity	2,080	—
Purchase of securities held to maturity	(12,348)	—
Loan disbursements	(90,830)	—
Principal repayments on loans	45,696	—
Purchase of premises and equipment	(3,817)	(1,303)
Purchase of Federal Home Loan Bank stock	(35)	—

Net cash used in investing activities	(59,254)	(1,303)

Cash flows from financing activities:
Net increase in deposits	57,086	—
Net (decrease) increase in other borrowings	(859)	1,562
Net proceeds from common stock offering	14,946	—
Warrants exercised	142	—

Net cash provided by financing activities	71,315	1,562

Net increase in cash and cash equivalents	10,899	1

Cash and cash equivalents at beginning of period	1	—

Cash and cash equivalents at end of period	$10,900	1

Supplemental disclosure of cash flow information:
Cash paid during the period for-
Interest	$576	5

Income taxes	$—	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2005 and for Year Ended December 31, 2005 and

For the Period from February 19, 2004 (Date of Organization)

to December 31, 2004

(1) Summary of Significant Accounting Policies

Organization. Alarion Financial Services, Inc. (the “Holding Company”) owns 100% of the common stock of Alarion Bank (the “Bank”). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The Bank began its organizational phase in February 2004. These consolidated financial statements include the activities during the organizational phase in 2004 and for the year ended December 31, 2005. The Bank commenced operations on February 28, 2005. The Bank offers a variety of banking and financial services to individual and corporate customers through its two banking offices located in Ocala and Gainesville, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

Reorganization and Share Exchange. On September 21, 2005, the Bank’s stockholders approved a Plan of Reorganization and Share Exchange under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On November 16, 2005, the Bank’s stockholders effectively exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,512,700 previously issued $5 par value common stock of the Bank were exchanged for 1,512,700 shares of the $.01 par value common stock of the Holding Company. The Holding Company’s share exchange with the Bank is accounted for as a reorganization of entities under common control at historical cost and the financial data for the period presented include the results of the Holding Company and the Bank.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

At December 31, 2005, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in operations. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees are capitalized and certain direct origination costs are deferred. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses will be charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience and certain peer group comparisons, adjusted for qualitative factors, such as economic conditions and other trends or uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller-balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual residential real estate, home equity or consumer loans for impairment disclosures.

Loans Held for Sale. The Company has a mortgage division within the Bank to originate and sell residential mortgage loans in the secondary market. Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate, determined by outstanding commitments from investors or current investors yield requirements. The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives in accordance with Statement on Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivatives Instruments and Hedging Activities. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of loans held for sale. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The effect of SFAS 133 was not material to the Company’s consolidated financial statements for 2005.

Loan origination fees are deferred and direct loan origination costs are capitalized until the related loan is sold, at which time the net fees are included in the net gain on sale of loans held for sale in the consolidated statement of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Premises and Equipment. Land is stated at cost. Other premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the shorter of the estimated useful life of each type of asset or related lease term.

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net loss, are components of comprehensive income (loss). As of December 31, 2005, the Company had no securities classified as available for sale, therefore the only component of comprehensive income (loss) is the net loss.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. The Company recognized a deferred tax benefit and deferred tax asset including the reversal of a valuation allowance established prior to business commencing because management believes it is more likely than not that it will utilize the deferred tax asset to offset income tax liabilities generated in future periods.

The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were filed.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plan. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, SFAS 123), encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (Opinion No. 25), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plan under the recognition and measurement principles of APB. No. 25 and as a result, has provided proforma disclosures of net loss and other disclosures as if the fair value based method of accounting had been applied. No stock-based employee compensation cost is reflected in net loss, as all stock options granted under the Plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs. As permitted by SFAS NO. 123, the Company excludes estimated stock volatility is estimating the fair value of their stock options, which results in a minimum value measurement. The following table illustrates the assumptions used in determining the grant-date fair value of options issued during the period presented and the effect on net loss as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation ($ in thousands, except per share amounts):

Period Ended December 31, 2005
Assumptions:
Weighted-average risk free interest rate	4.70%

Estimated option life (in years)	6.50

Dividend yield	—%

Estimated stock volatility	N/A

Weighted-average grant-date fair value of options issued during the year, per option	$2.17

Net loss, as reported	$(1,009)

Deduct: Total stock-based employee compensation determined under the minimum value based method for all awards, net of related tax benefit	(245)

Proforma net loss	$(1,254)

Loss per share:
As reported	$(.67)

Proforma	$(.83)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loss Per Share. Basic loss per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,507,100 shares during the period ended December 31, 2005. There were no common shares outstanding during 2004. All outstanding warrants and stock options are not dilutive due to the net loss of the Company.

Preopening and Organizational Costs. Preopening and organizational costs were approximately $328,000 (net of taxes of $197,000). Prior to the commencement of banking operations, all costs had been charged to expense as incurred.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument or may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans for Sale. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Federal Home Loan Bank Stock. Fair value of the Company’s investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Financial Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Recent Accounting Pronouncements. In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This SOP requires acquired impaired loans for which it is probable that the investor will be unable to collect all contractually required payments receivable to be recorded at the present value of amounts expected to be received. The SOP also prohibits carrying over or creation of valuation allowances in the initial accounting for these loans. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP did not impact the Company’s consolidated financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised), Share-Based Payment (“SFAS No. 123(R)”). This Statement replaces SFAS No. 123, and supersedes APB No. 25. SFAS No. 123(R) clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, accounting for nonsubstantive vesting provisions, and attributing compensation cost to reporting periods. Under the provisions of SFAS No. 123(R), the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued, is eliminated. Effective January 1, 2006, the Company will begin expensing the fair value of any future grants of stock options.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements An Amendment of APB Opinion No. 28. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities

Management has classified all securities as held to maturity. The carrying amount of securities at December 31, 2005 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. government agency securities	$7,989	—	(18)	7,971
Mortgage-backed securities	2,319	4	—	2,323

	$10,308	4	(18)	10,294

The scheduled maturities of securities held to maturity at December 31, 2005 are as follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due from one to five years	$7,989	7,971
Mortgage-backed securities	2,319	2,323

	$10,308	10,294

At December 31, 2005, securities with a carrying value of approximately $3.0 million were pledged for other borrowings and public funds.

The unrealized losses on securities were caused by interest rate changes and not credit quality. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

At December 31, 2005
Commercial real estate	$26,626
Residential real estate and home equity	5,784
Construction	7,079
Commercial	4,979
Consumer	456

Total loans	44,924

Allowance for loan losses	(564)
Net deferred loan costs	169

Loans, net	$44,529

An analysis of the change in the allowance for loan losses follows (in thousands):

Year Ended December 31, 2005
Beginning balance	$—
Provision for loan losses	564

Ending balance	$564

The Company had no impaired loans, nonaccrual loans or loans which were over ninety days past due but still accruing interest in 2005 or at December 31, 2005.

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

At December 31, 2005
Land	$2,063
Buildings	1,130
Leasehold improvements	557
Furniture, fixtures and equipment	1,370

Total, at cost	5,120
Less accumulated depreciation and amortization	(197)

Premises and equipment, net	$4,923

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment, Continued

The Company leases an office facility under an operating lease. This lease requires monthly lease payments and common area maintenance charges and has an option to renew for five years. Rent expense under this operating lease during the year ended December 31, 2005 and the period ended December 31, 2004 was approximately $80,000 and $30,000, respectively. The future minimum lease payments as of December 31, 2005 are as follows (in thousands):

Year Ending December 31,	Amount
2006	$80
2007	80
2008	80
2009	80
2010	80

$400

(5) Deposits

A schedule of maturities of time deposits follows (in thousands):

Year Ending December 31,	Amount
2006	$21,316
2007	699
2008	1,842
2009	20
2010	3,447

$27,324

(6) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2005, the outstanding balance of such borrowings totaled approximately $690,000 and the Company pledged securities with a carrying value of approximately $2.0 million as collateral for these agreements.

The Company also has a $50,000 unsecured line of credit with a correspondent bank. At December 31, 2005, the outstanding balance is $13,000 and the current interest rate is 7.25%.

During the organizational phase, the Company entered into two loan agreements with a correspondent bank. One was a $900,000 line of credit to provide working capital during the organizational phase and the other was a $985,000 loan to provide financing for the acquisition of land for a future branch in Gainesville, Florida. Both were repaid in February 2005 from the proceeds of the common stock offering (see Note 13).

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Income Taxes

Allocation of Federal and state income taxes is as follows (in thousands):

	Year Ended December 31, 2005	Period from February 19, 2004 (Date of Organization) to December 31, 2004
Deferred:
Federal	$664	—
State	114	—

Income tax benefit	$778	—

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31, 2005		Period from February 19, 2004 (Date of Organization) to December 31, 2004
	Amount	% of Pretax Loss	Amount	% of Pretax Loss
Tax benefit at statutory rate	$608	34.0%	$98	34.0%
Increase in tax benefit resulting from-
State taxes, net of Federal tax benefit	64	3.6	8	3.5
Valuation allowance	—	—	(106)	(37.5)
Reversal of valuation allowance	106	5.9	—	—

Income tax benefit	$778	43.5%	$—	—%

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

At December 31, 2005
Deferred tax assets:
Net operating loss carryforwards	$523
Organizational and start-up costs	223
Allowance for loan losses	173
Other	4

Deferred tax assets	923

Deferred tax liabilities:
Accrual to cash conversion	(17)
Accumulated depreciation	(28)
Deferred loan costs	(100)

Deferred tax liabilities	(145)

Net deferred tax asset	$778

At December 31, 2005, the Bank has approximately $1,390,000 of a net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company generally holds collateral supporting these commitments.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2005 follows (in thousands):

Contract Amount
Commitments to extend credit	$18,471

Unused lines of credit	$15,388

Standby letters of credit	$171

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Significant Group Concentrations of Credit Risk

The Company grants the majority of its loans to borrowers throughout the northeast Florida area, including Marion and Alachua counties. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Company does not have any significant concentrations to any one industry or customer.

(10) Stock Option Plan

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares, have been reserved under the Plan. Options granted to directors vest immediately and for employees, the options primarily vest over three years starting with the date of grant and ending on the third anniversary thereof. On December 15, 2005, options to acquire 123,750 shares at $10 per share were granted to directors of the Company. Also on December 15, 2005, 100,400 shares at $10 per share were granted to employees.

The weighted-average remaining contractual life of options outstanding at December 31, 2005 was 9.9 years. At December 31 2005, 2,980 options remain available for future grants under the Plan.

These options are exercisable as follows:

Year Ending December 31,	Number of Options
Currently exercisable	162,425
2006	38,675
2007	23,050

224,150

(11) Employee Benefit Plan

The Company participates in a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company’s contributions to the profit sharing plan are discretionary and are determined annually. The Company did not make a contribution during 2005.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions for the year ended December 31, 2005 (in thousands):

Amount
Loans:
Loans originated during the period	$11,577
Principal repayments	(4,383)

Balance at December 31, 2005	$7,194

Deposits held from related parties	$2,131

Management fees and leasing commissions paid during year	$16

The only related party transactions during 2004 related to advances of $55,000 received from certain organizers of the Company. These advances were repaid from the line of credit loan discussed in footnote 6.

(13) Stockholders’ Equity and Dividend Restrictions

The Company completed the sale of 1,500,000 shares of common stock at $10 per share ($.01 par value) prior to the commencement of banking operations and incurred approximately $54,000 of stock offering costs. The initial proceeds were allocated as follows (in thousands):

Common stock	$15
Additional paid-in capital	14,931

$14,946

During the initial offering of common stock, the Company sold units, with each unit containing one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of additional common stock for $10 at anytime over a three-year period. As of December 31, 2005, 14,200 warrants were exercised and 1,485,800 remain unexercised.

The Company is limited in the amount of dividends it may pay by the amount of dividends the Bank may pay to the Holding Company. The Bank is limited in the amount of cash dividends that may be paid by Florida law. The amount of cash dividends that may be paid is based on the Bank’s net earnings of the current year combined with the Bank’s retained earnings of the preceding two years, as defined by state banking regulations. However, for any dividend declaration, the Bank must consider additional factors such as the amount of current period net earnings, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividends which the Bank could declare. In addition, bank regulators have the authority to prohibit banks from paying dividends if they deem such payment to be an unsafe or unsound practice.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual			For Capital Adequacy Purposes			For Well Capitalized Purposes
	Amount	Percent		Amount	Percent		Amount	Percent
As of December 31, 2005:
Total capital (to Risk- Weighted Assets)	$14,357	24.76%		$4,640	8.00%		$5,800	10.00%
Tier I Capital (to Risk- Weighted Assets)	13,793	23.78		2,320	4.00		3,480	6.00
Tier I Capital (to Average Assets)	13,793	21.00	*	2,627	4.00	*	3,284	5.00	*

*	The Bank is required to maintain an 8.00% Tier I capital ratio throughout the first of three years of operations.

(15) Legal Contingencies

Various legal claims arise from time to time in the normal course of business. At December 31, 2005, there is no pending or threatened litigation to which management is aware of.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31, 2005
	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$10,900	10,900
Securities held to maturity	10,308	10,294
Loans, net	44,529	44,163
Loans held for sale	321	324
Accrued interest receivable	208	208
Federal Home Loan Bank stock	35	35

Financial liabilities:
Deposits	57,086	55,537
Other borrowings	703	703
Accrued interest payable	149	149
Off-balance-sheet financial instruments	—	—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheet

At December 31, 2005
Assets
Cash	$2
Investment in subsidiary	13,793
Other assets	10

Total assets	$13,805

Liabilities and Stockholders’ Equity
Other borrowings	13
Other liabilities	1
Stockholders’ equity	13,791

Total liabilities and stockholders’ equity	$13,805

Condensed Statements of Operations

	Year Ended December 31, 2005	Period from February 19, 2004 (Date of Organization) to December 31, 2004
Operating expenses, net of income tax benefit	$17	—

Net loss before loss of subsidiary	(17)	—
Loss of subsidiary	(992)	(288)

Net loss	$(1,009)	(288)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31, 2005	Period from February 19, 2004 (Date of Organization) to December 31, 2004
Cash flows from operating activities:
Net loss	$(1,009)	(288)
Adjustment to reconcile net loss to net cash used in operating activities-
Equity in loss of subsidiary	992	288
Increase in other assets	(10)	—
Increase in other liabilities	1	—

Net cash used in operating activities	(26)	—

Cash flows from investing activity-
Investment in subsidiary	(127)	—

Cash flows from financing activities:
Net increase in other borrowings	13	—
Warrants exercised	142	—

Net cash provided by financing activities	155	—

Net increase in cash and cash equivalents	2	—
Cash and cash equivalents at beginning of the period	—	—

Cash and cash equivalents at end of period	$2	—