Form 10KSB, Exhibit 13
period 2006-12-31
Alarion Financial Services Inc
filed 2007-03-30
CIK 1353174

Report of Independent Registered Public Accounting Firm

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheets of Alarion Financial Services, Inc. and Subsidiary (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 29, 2007

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2006	2005
Assets

Cash and due from banks	$2,781	2,408
Interest-earning deposits and federal funds sold	3,953	8,492

Cash and cash equivalents	6,734	10,900

Interest bearing time deposits in banks	1,000	—
Securities held to maturity (market value of $10,294)	—	10,308
Securities available for sale	13,837	—
Loans, net of allowance for loan losses of $1,345 and $564	106,289	44,529
Loans held for sale	2,436	321
Accrued interest receivable	648	208
Premises and equipment, net	6,724	4,923
Federal Home Loan Bank stock, at cost	595	35
Deferred income taxes	990	778
Other assets	191	225

Total assets	$139,444	72,227

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	9,615	9,335
NOW, money-market and savings deposits	29,927	20,427
Time deposits < $100,000	35,142	13,119
Time deposits > = $100,000	32,958	14,205

Total deposits	107,642	57,086

Federal Home Loan Bank advances	10,000	—
Other borrowings	6,769	703
Accrued interest payable	400	149
Accrued expenses and other liabilities	296	498

Total liabilities	125,107	58,436

Commitments (Notes 4 and 9)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 4,000,000 shares authorized, 1,607,140 and 1,514,200 shares issued and outstanding in 2006 and 2005	16	15
Additional paid-in capital	16,002	15,073
Accumulated deficit	(1,660)	(1,297)
Accumulated other comprehensive loss	(21)	—

Total stockholders’ equity	14,337	13,791

Total liabilities and stockholders’ equity	$139,444	72,227

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2006	2005
Interest income:
Loans	$5,652	1,104
Securities	737	122
Other	545	555

Total interest income	6,934	1,781

Interest expense:
Deposits	3,320	720
Borrowings	383	5

Total interest expense	3,703	725

Net interest income	3,231	1,056
Provision for loan losses	781	564

Net interest income after provision for loan losses	2,450	492

Noninterest income:
Deposit account fees	132	18
Net gain on sales of loans held for sale	748	155
Other	53	12

Total noninterest income	933	185

Noninterest expenses:
Salaries and employee benefits	2,205	1,275
Occupancy and equipment	517	340
Data processing	231	133
Professional services	161	153
Advertising and promotion	153	76
Office supplies and printing	135	105
Other	543	382

Total noninterest expenses	3,945	2,464

Loss before income tax benefit	(562)	(1,787)
Income tax benefit	(199)	(778)

Net loss	$(363)	(1,009)

Loss per share – basic and diluted	$(.23)	(.67)

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2006 and 2005

($ in thousands)

					Accumulated	Total
			Additional		Other	Stockholders’
	Common Stock		Paid-In	Accumulated	Comprehensive	(Deficit)
	Shares	Amount	Capital	Deficit	Loss	Equity
Balance at December 31, 2004	—	$—	—	(288)	—	(288)

Comprehensive loss – net loss	—	—	—	(1,009)	—	(1,009)

Common stock offering, net of offering costs of $54	1,500,000	15	14,931	—	—	14,946

Common stock warrants exercised	14,200	—	142	—	—	142

Balance at December 31, 2005	1,514,200	15	15,073	(1,297)	—	13,791

Comprehensive loss	—	—	—	(363)	—	(363)
Net loss

Net unrealized loss on securities available for sale, net of tax benefit of $13	—	—	—	—	(21)	(21)

Comprehensive loss	(384)

Common stock options exercised	5,000	—	50	—	—	50

Common stock warrants exercised	87,940	1	879	—	—	880

Balance at December 31, 2006	1,607,140	$16	16,002	(1,660)	(21)	14,337

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(363)	(1,009)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for loan losses	781	564
Depreciation and amortization	260	197
Deferred income tax benefit	(199)	(778)
Net amortization on premiums and discounts on securities	(42)	(40)
Net amortization of deferred loan fees and costs	82	41
Net gain on sales of loans held for sale	(748)	(155)
Loans originated for sale	(49,964)	(8,885)
Proceeds from sales of loans held for sale	48,597	8,719
Increase in accrued interest payable	251	149
Increase in accrued interest receivable	(440)	(208)
Decrease (increase) in other assets	34	(200)
(Decrease) increase in accrued expenses and other liabilities	(202)	443

Net cash used in operating activities	(1,953)	(1,162)

Cash flows from investing activities:
Proceeds from principal repayments and maturities of securities	7,447	2,080
Purchase of securities	(10,968)	(12,348)
Purchase of interest bearing deposits in banks	(1,000)	—
Loan disbursements	(125,564)	(90,830)
Principal repayments on loans	62,941	45,696
Purchase of premises and equipment	(2,061)	(3,817)
Purchase of Federal Home Loan Bank stock	(560)	(35)

Net cash used in investing activities	(69,765)	(59,254)

Cash flows from financing activities:
Net increase in deposits	50,556	57,086
Proceeds from Federal Home Loan Bank advances	10,000	—
Net increase (decrease) in other borrowings	6,066	(859)
Net proceeds from sale of common stock	—	14,946
Proceeds from common stock warrants and options exercised	930	142

Net cash provided by financing activities	67,552	71,315

Net (decrease) increase in cash and cash equivalents	(4,166)	10,899

Cash and cash equivalents at beginning of year	10,900	1

Cash and cash equivalents at end of year	$6,734	10,900

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2006	2005
Supplemental disclosure of cash flow information:
Cash paid during the year for-
Interest	$3,452	576

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive loss, unrealized loss on securities available for sale, net of tax benefit	$(21)	—

Transfer of securities held to maturity to available for sale	$13,837	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2006 and 2005 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Alarion Financial Services, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Alarion Bank (the “Bank”). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The Bank commenced operations on February 28, 2005. The Bank offers a variety of banking and financial services to individual and corporate customers through its four banking offices located in Ocala, Gainesville and Alachua, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

Reorganization and Share Exchange. On September 21, 2005, the Bank’s stockholders approved a Plan of Reorganization and Share Exchange under which the Bank would become a wholly-owned subsidiary of the Holding Company. The closing of the transaction followed receipt of approval from the banking regulatory agencies. On November 16, 2005, the Bank’s stockholders effectively exchanged their common stock for common stock of the Holding Company in a share exchange transaction. As a result, the 1,512,700 previously issued $5 par value common stock of the Bank were exchanged for 1,512,700 shares of the $.01 par value common stock of the Holding Company. The Holding Company’s share exchange with the Bank was accounted for as a reorganization of entities under common control at historical cost and the financial data for the periods presented include the results of the Holding Company and the Bank.

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

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits and federal funds sold, all of which mature within ninety days.

At December 31, 2006 and 2005, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in operations. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive loss. Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities. In December 2006, the Company reclassified all securities held to maturity to securities available for sale (see note 2).

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical peer group loss experience adjusted for qualitative factors, such as economic conditions and other trends or uncertainties that could affect management’s estimate of probable losses.

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

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2006 and 2005, the estimated fair value exceeded book value for all loans held to sale.

Loan origination fees are deferred and direct loan origination costs are capitalized until the related loan is sold, at which time the net fees are included in the net gain on sale of loans held for sale in the consolidated statements of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Premises and Equipment. Land is stated at cost. Other premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the shorter of the estimated useful life of each type of asset or related lease term which includes certain renewal options.

Comprehensive Loss. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net loss, are components of comprehensive loss.

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

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. The Company recognized a deferred tax benefit and deferred tax asset including the reversal of a valuation allowance in 2005 established prior to business commencing because management believes it is more likely than not that it will utilize the deferred tax asset to offset income tax liabilities generated in future periods.

The Holding Company and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and the Bank as though separate income tax returns were filed.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plan. Prior to January 1, 2006, the Company’s stock option plan was accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (Opinion 25), Accounting for Stock Issued to Employees, and related Interpretations, as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (as amended by Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively SFAS 123). No stock-based employee compensation cost was recognized in the Company’s consolidated statements of operations through December 31, 2005, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (R), Share-Based Payment (SFAS 123 (R)), using the modified-prospective-transition method. Under the transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-base payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R). Prior to December 31, 2005, the Company was not considered a public company as defined in SFAS 123 and used the minimum value method to determine stock based compensation. Therefore, the stock options granted in 2005 that vested in 2006 are not required to be expensed by the Company upon implementation of SFAS 123(R). Also, no common stock options were granted in 2006. The adoption of SFAS 123(R) had no effect on the Company in 2006.

Loss Per Share. Basic loss per share is computed on the basis of the weighted-average number of common shares outstanding, which was 1,544,912 and 1,507,100 shares during the years ended December 31, 2006 and 2005, respectively. All outstanding stock warrants and options are not considered dilutive securities due to the net loss incurred by the Company.

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

Cash and Cash Equivalents and interest bearing time deposits in banks. The carrying amounts of these financial instruments approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate residential mortgage, commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Loans held for Sale. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Federal Home Loan Bank Stock. Fair value of the Company’s investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposits. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Federal Home Loan Bank Advances. Fair value of the advances from the Federal Home Loan Bank are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowings.

Other Borrowings. Fair values of other borrowings approximates their fair value

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

Recent Accounting Pronouncements. In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Instruments (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS 133. The statement was effective as of January 1, 2007 and had no effect on the Company.

In March 2006, the FASB issued SFAS 156, Accounting for Servicing Financial Assets, an amendment of SFAS No. 140 (SFAS 156). This statement amends SFAS 140 to require that all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. The effective date of this statement is as of the beginning of its first fiscal year that begins after September 15, 2006; however, early adoption is permitted as of the beginning of any fiscal year, provided the entity has not issued financial statements for the interim period. The initial recognition and measurement of servicing assets and servicing liabilities are required to be applied prospectively to transactions occurring after the effective date. The adoption of SFAS 156 had no effect on the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transitions. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 had no effect on the Company.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements, Continued. In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R), (SFAS 158) which requires the recognition of a plan’s over-funded or under-funded status as an asset or liability with an offsetting adjustment to Accumulated Other Comprehensive Income (Loss). This statement was effective as of December 31, 2006. The adoption of SFAS 158 had no effect on the Company.

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. In developing this statement, the FASB considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS 157 is not expected to have any effect on the Company.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. SAB 108 states that in evaluating the materiality of financial statement misstatements a corporation must quantify the impact of correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 was effective for the fiscal years ended after November 15, 2006. The adoption of SAB 108 had no effect on the Company.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The adoption of this statement is not expected to have any effect on the Company.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities

Management has reclassified all securities as available-for-sale as of December 29, 2006. Prior, securities were classified as held to maturity. The carrying amount of securities are as follows (in thousands):

Available for sale-	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2006:
U.S. government agency securities	$12,000	—	(19)	11,981
Mortgage-backed securities	1,871	—	(15)	1,856

	$13,871	—	(34)	13,837

Held to maturity-
At December 31, 2005:
U.S. government agency securities	7,989	—	(18)	7,971
Mortgage-backed securities	2,319	4	—	2,323

	$10,308	4	(18)	10,294

In December 2006, the Company transferred securities with a book value of approximately $13,871,000 from the held to maturity category to the available for sale category at its then fair value resulting in unrealized losses of approximately $21,000 net of tax benefit. The net unrealized loss was recorded in accumulated other comprehensive loss. Due to this transfer, the Company will be prohibited from classifying securities as held to maturity for a period of two years.

The scheduled maturities of securities available for sale at December 31, 2006 are as follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due in less than one year	$6,000	5,991
Due from one to five years	5,000	4,991
Due from five to ten years	1,000	999
Mortgage-backed securities	1,871	1,856

	$13,871	13,837

At December 31, 2006 and 2005, securities with a carrying value of approximately $8.0 million and $3.0 million, respectively, were pledged for other borrowings and public funds.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities, Continued

Securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. government agency securities	$(6)	7,994	(13)	3,987
Mortgage-backed securities	(15)	1,856	—	—

Total securities available for sale	$(21)	9,850	(13)	3,987

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

The unrealized losses on thirteen investment securities available for sale were caused by interest rate changes. It is expected that the securities would not be settled at a price less than par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

The Company had no sales of securities during 2006 or 2005.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2006	2005
Commercial real estate	$58,146	26,626
Residential real estate and home equity	16,527	5,784
Construction	18,611	7,079
Commercial	12,751	4,979
Consumer	1,308	456

Total loans	107,343	44,924

Allowance for loan losses	(1,345)	(564)
Net deferred loan costs	291	169

Loans, net	$106,289	44,529

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2006	2005
Beginning balance	$564	—
Provision for loan losses	781	564

Ending balance	$1,345	564

The Company had no impaired loans, nonaccrual loans or loans which were over ninety days past due but still accruing interest in 2006 or 2005.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2006	2005
Land	$2,967	2,063
Buildings	1,346	1,130
Leasehold improvements	584	557
Furniture, fixtures and equipment	1,904	1,370
Construction in process	380	—

Total, at cost	7,181	5,120
Less accumulated depreciation and amortization	(457)	(197)

Premises and equipment, net	$6,724	4,923

The Company has entered into a contract to purchase real estate for $958,000 on SR 200 in Ocala, Florida for a future Bank branch. Closing is anticipated in the first quarter 2007.

The Company has entered into a contract for $681,000 to construct a banking facility. The amount remaining at December 31, 2006 was $628,000. Construction is expected to be completed during 2007.

The Company leases its Ocala corporate headquarters facility under an operating lease. This lease is for a term of five years, contains an escalation clause, requires monthly lease payments and common area maintenance charges with options to renew through 2025. Rent expense under this operating lease during the years ended December 31, 2006 and 2005 was $80,000 annually. The Company offsets occupancy expense with sub-leases on various suites in the building. This provided rental income, net of operating expenses, for 2006 and 2005 of $49,000 and $18,000 respectively. The Bank is also leasing the Alachua branch for one year for a temporary branch location which commenced in October 2006. The future minimum lease payments, which include certain renewal options, as of December 31, 2006 are as follows (in thousands):

Year Ending December 31,	Expense	Income
2007	$108	153
2008	80	98
2009	80	69
2010	96	48
2011	100	11
2012 and thereafter	1,362	—

	$1,826	379

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Deposits

A schedule of maturities of time deposits at December 31, 2006 follows (in thousands):

Year Ending December 31,	Amount
2007	$54,726
2008	7,510
2009	306
2010	3,515
2011	2,043

$68,100

(6) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2006 and 2005, the outstanding balance of such borrowings totaled approximately $5.3 million and $690,000 respectively and the Company pledged securities with a carrying value of approximately $8.0 million and $2.0 million respectively as collateral for these agreements. The Company also utilizes customer funds in the CDARS program, which allows customers to obtain full FDIC insurance and has the Bank offer offsetting certificates of deposit in participating banks. These deposits from other banks are considered brokered deposits and totaled $1.5 million at December 31, 2006.

The Company also had a $50,000 unsecured line of credit with a correspondent bank. At December 31, 2006, there was no outstanding balance. At December 31, 2005, the outstanding balance was $13,000. This line was cancelled in January 2007.

(7) Federal Home Loan Bank Advances

The maturity and interest rate of the Federal Home Loan Bank (“FHLB”) advances at December 31, 2006 are as follows ($ in thousands):

Maturity	Interest Rate	Amount
2007	5.25%	$2,000
2016	4.47%	5,000
2016	4.71%	3,000

		$10,000

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(7) Federal Home Loan Bank Advances, Continued

The Company has entered into a collateral agreement with the FHLB which consists of a blanket floating lien on the entire loan portfolio and the pledge of all the Company’s FHLB stock. The two advances with 2016 maturity dates have call features benefiting the issuer with call dates of February 23, 2007 and August 29, 2008 respectively.

(8) Income Taxes

Allocation of the Federal and state income tax benefit is as follows (in thousands):

	Year Ended December 31,
	2006	2005
Deferred:
Federal	$170	664
State	29	114

Income tax benefit	$199	778

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2006		2005
	Amount	% of Pretax Loss	Amount	% of Pretax Loss
Tax benefit at statutory rate	$191	34.0%	$608	34.0%
Increase (decrease) in tax benefit resulting from state taxes, net of Federal tax benefit	20	3.6	64	3.6
Reversal of valuation allowance	—	—	106	5.9
Other	(12)	(2.2)	—	—

Income tax benefit	$199	35.4%	$778	43.5%

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2006	2005
Deferred tax assets:
Net operating loss carryforwards	$637	523
Organizational and start-up costs	207	223
Allowance for loan losses	427	173
Unrealized loss on securities available for sale	13	—
Other	10	4

Deferred tax assets	1,294	923

Deferred tax liabilities:
Accrual to cash conversion	(61)	(17)
Accumulated depreciation	(47)	(28)
Deferred loan costs	(196)	(100)

Deferred tax liabilities	(304)	(145)

Net deferred tax asset	$990	778

At December 31, 2006, the Bank has approximately $1,700,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Off-Balance-Sheet Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2006, the Company held collateral supporting substantially all of these commitments and management does not anticipate any potential losses if these letters of credit are funded.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2006 follows (in thousands):

Contract Amount
Commitments to extend credit	$12,045

Unused lines of credit	$28,567

Standby letters of credit	$965

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Significant Group Concentrations of Credit Risk

The Company grants the majority of its loans to borrowers throughout the northeast Florida area, including Marion and Alachua counties. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Company does not have any significant concentrations to any one industry or customer.

(11) Stock Option Plan

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares (currently 240,321 shares), have been reserved under the Plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted to directors vest immediately and for employees, the options primarily vest over two years starting with the date of grant and ending on the second anniversary thereof. At December 31, 2006 17,320 options remain available for granting. A summary of stock option transactions under the Plan for the years ended December 31, 2006 and 2005 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Options granted in 2005 and outstanding at December 31, 2005	224,151	$10.00
Options exercised	(5,000)	10.00
Options forfeited	(1,150)	10.00

Options outstanding at December 31, 2006	218,001	$10.00	8.9 years	$109,000

Options exercisable at December 31, 2006	195,827	$10.00	8.9 years	$97,913

The total intrinsic value of options exercised during the year ended December 31, 2006 was $2,500. No tax benefit was recognized in connection with the exercise of these stock options.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(12) Employee Benefit Plan

The Company has a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $18,736 to the plan in 2006. There were no contributions in 2005.

(13) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	At December 31,
	2006	2005
Loans:
Balance at beginning of year	$7,194	—
Loans originated during the year	4,763	11,577
Principal repayments	(4,777)	(4,383)

Balance at end of year	$7,180	7,194

Deposits held from related parties-
Balance at end of year	$4,197	2,131

Management fees and leasing commissions paid during year	$21	16

The Company entered into a lease with Halachua Properties, LLC, which is owned by certain directors, during 2006 to rent office space for a branch in Alachua, Florida. This lease is for one year with a one year renewal option for $34,000 annually.

(14) Stockholders’ Equity and Dividend Restrictions

During the initial offering of common stock, the Company sold units, with each unit containing one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of additional common stock for $10 at anytime over a three-year period. Warrants totaling 87,940 in 2006 and 14,200 in 2005 were exercised with 1,397,860 warrants remaining unexercised as of December 31, 2006.

The Company has notified its shareholders that 50% of the warrants are being called effective February 28, 2007. Existing shareholders with warrants must exercise 50% of the initial warrant amount by the deadline or that portion expires. The remaining 50% will expire on February 28, 2008 unless called earlier by the Company.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14) Stockholders’ Equity and Dividend Restrictions, Continued

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

(15) Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(15) Regulatory Matters, Continued

As of December 31, 2006, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual			For Capital Adequacy Purposes			For Well Capitalized Purposes
	Amount	Percent		Amount	Percent		Amount	Percent
As of December 31, 2006:
Total Capital (to Risk- Weighted Assets)	$13,888	11.56%		$9,611	8.00%		$12,013	10.00%
Tier I Capital (to Risk- Weighted Assets)	12,543	10.44		4,806	4.00		7,208	6.00
Tier I Capital (to Average Assets)	12,543	9.35	*	5,366	4.00	*	6,707	5.00	*

As of December 31, 2005:
Total Capital (to Risk- Weighted Assets)	13,589	23.43		4,640	8.00		5,800	10.00
Tier I Capital (to Risk- Weighted Assets)	13,025	22.46		2,320	4.00		3,480	6.00
Tier I Capital (to Average Assets)	13,025	19.83	*	2,627	4.00	*	3,284	5.00	*

*	The Bank is required to maintain an 8.00% Tier I capital ratio throughout the first of three years of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents
$ 6,734	6,734	10,900	10,900
Interest bearing time deposits in banks	1,000	1,000	—	—
Securities held to maturity	—	—	10,308	10,294
Securities available for sale	13,837	13,837	—	—
Loans, net	106,289	104,356	44,529	44,163
Loans held for sale	2,436	2,479	321	324
Accrued interest receivable	648	648	208	208
Federal Home Loan Bank stock	595	595	35	35

Financial liabilities:
Deposits	107,642	107,173	57,086	55,537
Other borrowings	6,769	6,735	703	703
Federal Home Loan Bank advances	10,000	9,981	—	—
Accrued interest payable	400	400	149	149
Off-balance-sheet financial instruments	—	—	—	—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2006	2005
Assets

Cash	$810	2
Investment in subsidiary	13,484	13,793
Other assets	55	10

Total assets	$14,349	13,805

Liabilities and Stockholders’ Equity

Other borrowings	—	13
Other liabilities	12	1
Stockholders’ equity	14,337	13,791

Total liabilities and stockholders’ equity	$14,349	13,805

Condensed Statements of Operations

	Year Ended December 31,
	2006	2005
Operating expenses, net of income tax benefit	$75	17

Net loss before loss of subsidiary	(75)	(17)

Loss of subsidiary	(288)	(992)

Net loss	$(363)	(1,009)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(17) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(363)	(1,009)
Adjustment to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiary	288	992
Increase in other assets	(45)	(10)
Increase in other liabilities	11	1

Net cash used in operating activities	(109)	(26)

Cash flows from investing activity- Investment in subsidiary	—	(127)

Cash flows from financing activities:
Net (decrease) increase in other borrowings	(13)	13
Common stock warrants and options exercised	930	142

Net cash provided by financing activities	917	155

Net increase in cash	808	2
Cash at beginning of the year	2	—

Cash at end of year	$810	2

Supplemental disclosure of cash flow information:
Cash paid during the year for- Interest	$—	—

Noncash transaction- Accumulated other comprehensive loss, unrealized loss on securities available for sale of subsidiary, net of tax benefit	$(21)	—