Form 10KSB, Exhibit 13
period 2007-12-31
Alarion Financial Services Inc
filed 2008-03-28
CIK 1353174

Exhibit 13.1

ALARION FINANCIAL SERVICES, INC.

Holding Company for

Audited Consolidated Financial Statements

At December 31, 2007 and 2006 and For the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheets of Alarion Financial Services, Inc. and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and 2006, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 24, 2008

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2007	2006
Assets
Cash and due from banks	$1,805	2,781
Interest-earning deposits and federal funds sold	1,833	3,953

Cash and cash equivalents	3,638	6,734
Interest bearing time deposits in banks	2,046	1,000
Securities available for sale	20,537	13,837
Loans, net of allowance for loan losses of $2,046 and $1,345	164,051	106,289
Loans held for sale	—	2,436
Accrued interest receivable	931	648
Premises and equipment, net	9,603	6,724
Federal Home Loan Bank stock, at cost	836	595
Deferred income taxes	909	990
Other assets	853	191

Total assets	$203,404	139,444

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	13,159	9,615
NOW, money-market and savings deposits	34,932	29,927
Time deposits < $100,000	67,867	36,572
Time deposits > = $100,000	48,285	32,958

Total deposits	164,243	109,072
Federal Home Loan Bank advances	13,000	10,000
Other borrowings	4,807	5,339
Accrued interest payable	799	400
Accrued expenses and other liabilities	304	296

Total liabilities	183,153	125,107

Commitments (Notes 4, 9 and 17)
Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 4,000,000 shares authorized, 2,183,485 and 1,607,140 shares issued and outstanding in 2007 and 2006	22	16
Additional paid-in capital	21,856	16,002
Accumulated deficit	(1,657)	(1,660)
Accumulated other comprehensive income (loss)	30	(21)

Total stockholders’ equity	20,251	14,337

Total liabilities and stockholders’ equity	$203,404	139,444

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2007	2006
Interest income:
Loans	$10,453	5,652
Securities	968	737
Other	642	545

Total interest income	12,063	6,934

Interest expense:
Deposits	6,179	3,340
Borrowings	640	363

Total interest expense	6,819	3,703

Net interest income	5,244	3,231
Provision for loan losses	701	781

Net interest income after provision for loan losses	4,543	2,450

Noninterest income:
Deposit account fees	253	132
Net gain on sales of loans held for sale	197	499
Loan brokerage fees	570	249
Other	69	53

Total noninterest income	1,089	933

Noninterest expenses:
Salaries and employee benefits	3,216	2,205
Occupancy and equipment	734	517
Data processing	371	231
Professional services	179	161
Advertising and promotion	194	153
Office supplies and printing	143	135
Other	743	543

Total noninterest expenses	5,580	3,945

Earnings (loss) before income tax expense (benefit)	52	(562)
Income tax expense (benefit)	49	(199)

Net earnings (loss)	$3	(363)

Earnings (loss) per share – basic	$—	(.23)

Earnings (loss) per share – diluted	$—	(.23)

Weighted-average number of common shares outstanding, basic	2,124,883	1,544,912

Weighted-average number of common shares outstanding, diluted	2,141,885	1,544,912

Dividends per share	$—	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2007 and 2006

($ in thousands)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Compre- hensive Income	Total Stockholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at December 31, 2005	1,514,200	$15	15,073	(1,297)	—	13,791

Comprehensive loss
Net loss	—	—	—	(363)	—	(363)
Net unrealized loss on securities available for sale, net of tax benefit of $13	—	—	—	—	(21)	(21)

Comprehensive loss						(384)
Common stock options exercised	5,000	—	50	—	—	50
Common stock warrants exercised	87,940	1	879	—	—	880

Balance at December 31, 2006	1,607,140	16	16,002	(1,660)	(21)	14,337

Comprehensive income
Net earnings	—	—	—	3	—	3
Net change in unrealized loss on securities available for sale, net of taxes of $32	—	—	—	—	51	51

Comprehensive income						54
Share-based compensation	—	—	96	—	—	96
Common stock options exercised	1,030	—	10	—	—	10
Common stock warrants exercised	575,315	6	5,748	—	—	5,754

Balance at December 31, 2007	2,183,485	$22	21,856	(1,657)	30	20,251

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2006
Cash flows from operating activities:
Net earnings (loss)	$3	(363)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	701	781
Share-based compensation	96	—
Depreciation and amortization	353	260
Deferred income tax expense (benefit)	49	(199)
Net amortization on premiums and discounts on securities	—	(42)
Net amortization of deferred loan fees and costs	164	82
Net gain on sales of loans held for sale	(197)	(499)
Loans originated for sale	(5,424)	(50,213)
Proceeds from sales of loans held for sale	8,057	48,597
Net increase in accrued interest payable	399	251
Net increase in accrued interest receivable	(283)	(440)
Net (increase) decrease in other assets	(662)	34
Net increase (decrease) in accrued expenses and other liabilities	8	(202)

Net cash provided by (used in) operating activities	3,264	(1,953)

Cash flows from investing activities:
Proceeds from principal repayments and maturities on securities held to maturity	—	7,447
Proceeds from principal repayments and maturities on securities available for sale	17,377	—
Purchase of securities held to maturity	—	(10,968)
Purchase of securities available for sale	(23,994)	—
Purchase of time deposits	(1,046)	(1,000)
Loan disbursements, net of repayments	(58,627)	(62,623)
Purchase of premises and equipment	(3,232)	(2,061)
Purchase of Federal Home Loan Bank stock	(241)	(560)

Net cash used in investing activities	(69,763)	(69,765)

Cash flows from financing activities:
Net increase in deposits	56,601	50,556
Net (decrease) increase in other borrowings	(1,962)	6,066
Net increase in advances from Federal Home Loan Bank	3,000	10,000
Proceeds from common stock options and warrants exercised	5,764	930

Net cash provided by financing activities	63,403	67,552

Net decrease in cash and cash equivalents	(3,096)	(4,166)
Cash and cash equivalents at beginning of year	6,734	10,900

Cash and cash equivalents at end of year	$3,638	6,734

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2007	2006
Supplemental disclosure of cash flow information:
Cash paid during the year for- Interest, net of capitalized interest of $149 in 2007	$6,569	3,452

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized loss on securities available for sale, net of taxes	$51	(21)

Transfer of securities held to maturity to available for sale	$—	13,837

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

At December 31, 2007 and 2006 and for the Years Then Ended

(1)	Summary of Significant Accounting Policies

Organization. Alarion Financial Services, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Alarion Bank (the “Bank”). The Holding Company’s primary activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank. The Bank commenced operations on February 28, 2005. The Bank offers a variety of banking and financial services to individual and corporate customers through its five banking offices located in Ocala, Gainesville and Alachua, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

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

At December 31, 2007 and 2006, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held to maturity or available for sale. Securities that are held principally for resale in the near term are considered trading securities and recorded at fair value with changes in fair value recorded in operations. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as “held to maturity” and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from operations and reported in accumulated other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Purchase premiums and discounts are recognized in interest-income using the interest method over the terms of the securities. In December 2006, the Company reclassified all securities held to maturity to securities available for sale (see note 2).

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. The allowance consists of specific and general components. The specific component relates to loans that are considered impaired. For such loans, an allowance is established when the discounted cash flows or the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers all other loans and is based on historical peer group loss experience adjusted for qualitative factors, such as economic conditions and other trends or uncertainties that could affect management’s estimate of probable losses.

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

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At December 31, 2006, the estimated fair value exceeded book value for all loans held to sale. There were no loans held for sale at December 31, 2007.

Loan origination fees are deferred and direct loan origination costs are capitalized until the related loan is sold, at which time the net fees are included in the net gain on sale of loans held for sale in the consolidated statements of operations.

Premises and Equipment. Land is stated at cost. Other premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Interest costs are capitalized in connection with construction of new banking offices. Depreciation and amortization expense are computed using the straight-line method over the shorter of the estimated useful life of each type of asset or related lease term which includes certain renewal options.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Comprehensive Income (Loss). Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive income (loss).

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

Stock Compensation Plan. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively SFAS 123) and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior to December 31, 2005, the Company was not considered a public company as defined in SFAS 123 and used the minimum value method to determine stock based compensation. Therefore, the stock options granted in 2005 that vested in 2007 and 2006 were not required to be expensed by the Company upon implementation of SFAS 123(R).

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Earnings (Loss) Per Share. Earnings (loss) per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options and warrants were not considered dilutive securities for 2006 due to the net loss incurred by the Company. Outstanding stock options and warrants are considered dilutive securities for the fiscal year 2007 for the purposes of calculating diluted EPS, which is computed using the treasury stock method. The following table represents the calculations of the weighted-average number of shares for diluted EPS.

Weighted-Average Shares
Year Ended December 31, 2007:
For basic EPS	2,124,883
Effect of dilutive securities-incremental shares from assumed conversion of options and warrants	17,002

For diluted EPS	2,141,885

For the year ended December 31, 2007, the following options were excluded from the calculation of diluted earnings per share due to the exercise price exceeding the average market price for the period:

Number of Outstanding Options	Exercise Price	Expiration Date
67,850	$10.50	2017

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

Other Borrowings. The carrying amounts of other borrowings approximates their fair value.

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

Recent Pronouncements. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 157 and does not anticipate it will have any effect on the Company’s consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the Company with an option to report selected financial assets and liabilities at fair value. This statement is effective for the Company as of January 1, 2008. Management is in the process of evaluating the impact of SFAS 159 and does not anticipate it will have any effect on the Company’s consolidated financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting, valuation and other professional and consulting fees are required to be expensed as incurred. Management is in the process of evaluating the impact of SFAS 141(R) and does not anticipate it will have any effect on the Company’s current consolidated financial condition or results of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities

Securities have been classified according to management’s intent. The carrying amount and fair value of securities are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available for Sale:
At December 31, 2007:
U.S. government agency securities	$14,993	48	—	15,041
Mortgage-backed securities	5,496	19	(19)	5,496

	$20,489	67	(19)	20,537

At December 31, 2006:
U.S. government agency securities	12,000	—	(19)	11,981
Mortgage-backed securities	1,871	—	(15)	1,856

	$13,871	—	(34)	13,837

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

The scheduled maturities of securities available for sale at December 31, 2007 are as follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due in less than one year	$4,993	5,008
Due from one to five years	10,000	10,033
Due from five to ten years	—	—
Mortgage-backed securities	5,496	5,496

	$20,489	20,537

At December 31, 2007 and 2006, securities with a carrying value of approximately $6.5 million and $8.0 million, respectively, were pledged for other borrowings and public funds.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2)	Securities, Continued

Securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Over Twelve Months
	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$(19)	2,978

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

The Company had no sales of securities during 2007 or 2006.

(3)	Loans

The components of loans are as follows (in thousands):

	At December 31,
	2007	2006
Commercial real estate	$80,652	58,146
Residential real estate and home equity	28,784	16,527
Construction	39,722	18,611
Commercial	13,889	12,751
Consumer	2,699	1,308

Total loans	165,746	107,343
Allowance for loan losses	(2,046)	(1,345)
Net deferred loan costs	351	291

Loans, net	$164,051	106,289

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3)	Loans, Continued

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2007	2006
Beginning balance	$1,345	564
Provision for loan losses	701	781

Ending balance	$2,046	1,345

The Company had no impaired loans, nonaccrual loans or loans which were over ninety days past due but still accruing interest in 2007 or 2006. During January 2008 a loan totaling $749,000 became nonaccrual.

(4)	Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2007	2006
Land	$3,849	2,967
Buildings	1,852	1,346
Leasehold improvements	596	584
Furniture, fixtures and equipment	2,278	1,904
Construction in process	1,837	380

Total, at cost	10,412	7,181
Less accumulated depreciation and amortization	(809)	(457)

Premises and equipment, net	$9,603	6,724

The Company has entered into a contract for $529,000 to construct a banking facility on SR200 in Ocala, Florida. Construction is expected to be completed during 2008.

The Company has entered into a contract for $1,097,000 to construct a banking facility on SE Maricamp Rd in Ocala, Florida. The amount remaining at December 31, 2007 was $1,047,000. Construction is expected to be completed during 2008.

The Company has entered into a contract for $1,242,000 to construct a banking facility on SW 34 th Street in Gainesville, Florida. Construction is expected to be completed during 2008.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(4)	Premises and Equipment, Continued

The Company leases its Ocala corporate headquarters facility under an operating lease. This lease is for a term of five years, contains an escalation clause, requires monthly lease payments and common area maintenance charges with options to renew through 2025. Rent expense under this operating lease during the years ended December 31, 2007 and 2006 was $80,000. The Company offsets occupancy expense with sub-leases on various suites in the building. This provided rental income, net of operating expenses, for 2007 and 2006 of $35,000 and $49,000 respectively. The Bank also leased the Alachua branch from a related party for nine months in 2007 before purchasing in October 2007. Rent expense under this operating lease was $26,000 in 2007. The future minimum lease payments, which include certain renewal options, as of December 31, 2007 are as follows (in thousands):

Year Ending December 31,	Expense	Income
2008	$106	106
2009	80	39
2010	96	8
2011	100	6
2012	100	4
2013 and thereafter	1,262	—

	$1,744	163

(5)	Deposits

A schedule of maturities of time deposits at December 31, 2007 follows (in thousands):

Year Ending December 31,	Amount
2008	$90,865
2009	16,346
2010	4,622
2011	2,111
2012	2,208

$116,152

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(6)	Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2007 and 2006, the outstanding balance of such borrowings totaled approximately $4.8 million and $5.3 million respectively and the Company pledged securities with a carrying value of approximately $5.5 million and $8.0 million respectively as collateral for these agreements.

(7)	Federal Home Loan Bank Advances

The maturity and interest rate of the Federal Home Loan Bank (“FHLB”) advances at December 31, 2007 are as follows ($ in thousands):

Maturity	Interest Rate	At December 31,
		2007	2006
2007	5.25%	$—	2,000
2016	4.47%	5,000	5,000
2016	4.71%	3,000	3,000
2017	4.22%	5,000	—

		$13,000	10,000

The Company has entered into a collateral agreement with the FHLB which consists of a blanket floating lien on the entire loan portfolio and the pledge of all the Company’s FHLB stock. The two advances with 2016 maturity dates have call features benefiting the issuer with call dates of May 23, 2008 and August 29, 2008 respectively. The advance with 2017 maturity date has a call features benefiting the issuer with a call date of May 19, 2008.

(8)	Income Taxes

Allocation of the Federal and state income taxes (benefit) is as follows (in thousands):

	Year Ended December 31,
	2007	2006
Deferred:
Federal	$42	(170)
State	7	(29)

Income taxes (benefit)	$49	(199)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8)	Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2007		2006
	Amount	% of Pretax Earnings	Amount	% of Pretax Loss
Income taxes (benefit) at statutory rate	$18	34.0%	$(191)	(34.0)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	5	9.6	(20)	(3.6)
Share-based compensation	18	34.6	—
Other nondeductible expenses	8	16.0	12	2.2

Income taxes (benefit)	$49	94.2%	$(199)	(35.4)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$529	637
Organizational and start-up costs	191	207
Allowance for loan losses	702	427
Unrealized loss on securities available for sale	—	14
Other	17	9

Deferred tax assets	1,439	1,294

Deferred tax liabilities:
Accrual to cash conversion	(51)	(61)
Premises and equipment	(205)	(47)
Deferred loan costs	(256)	(196)
Unrealized gains on securities available for sale	(18)	—

Deferred tax liabilities	(530)	(304)

Net deferred tax asset	$909	990

At December 31, 2007, the Bank has approximately $1,406,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2007, the Company held collateral supporting substantially all of these commitments and management does not anticipate any potential losses if these letters of credit are funded.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2007 follows (in thousands):

Contract Amount
Commitments to extend credit	$9,111

Unused lines of credit	$35,199

Standby letters of credit	$906

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

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares (currently 327,522 shares), have been reserved under the Plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted to directors vest immediately and for employees, the options primarily vest over two years starting with the date of grant and ending on the second anniversary thereof. At December 31, 2007, 67,685 options remain available for granting. A summary of stock option transactions under the Plan for the years ended December 31, 2007 and 2006 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2005	224,151	$10.00
Options exercised	(5,000)	10.00
Options forfeited	(1,150)	10.00

Options outstanding at December 31, 2006	218,001	10.00
Options exercised	(1,030)	10.18
Options forfeited	(31,013)	10.00
Options granted	67,850	10.50

Options outstanding at December 31, 2007	253,808	$10.13	8.38 years	$—

Options exercisable at December 31, 2007	215,216	$10.07	8.14 years	$—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(11)	Stock Option Plan, Continued

There were no options granted in 2006. The fair value of each option granted for the year ended December 31, 2007 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31, 2007
Risk-free interest rate	4.22%
Dividend yield	—%
Expected stock volatility	6.54%
Expected life in years	5.50
Per share grant-date fair value of options issued during the year	$2.18

As part of its adoption of SFAS 123(R), the Company examined its historical pattern of option exercises in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 to determine the estimated life of options issued subsequent to the adoption of SFAS 123(R). Expected volatility is based on historical volatility of similar size financial institutions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company’s history and expectation of dividend payments.

There were 1,030 options exercised during the fiscal year ended December 31, 2007 and 5,000 during the fiscal year ended December 31, 2006. There was no intrinsic value or tax benefit related to these options exercised. At December 31, 2007 there was approximately $74,000 of total unrecognized compensation expense related to the nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of twenty-one months. The total fair value of shares vesting and recognized as compensation expense was approximately $96,000 for the year ended December 31, 2007, and the associated income tax benefit recognized was $8,000 for the period ended December 31, 2007.

(12)	Employee Benefit Plan

The Company has a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $87,000 to the plan in 2007, and $19,000 in 2006.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(13)	Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	At December 31,
	2007	2006
Loan balances at end of year	$6,885	7,180

Deposits held from related parties- Balance at end of year	$7,792	4,197

Management fees and leasing commissions paid during year	$—	21

The Company entered into a lease with Halachua Properties, LLC, which is owned by certain directors, during 2006 to rent office space for a branch in Alachua, Florida. This lease was for one year and expired in September 2007. During 2007, the Company purchased this property.

(14)	Stockholders’ Equity and Dividend Restrictions

During the initial offering of common stock, the Company sold units, with each unit containing one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of additional common stock for $10 at any time over a three-year period. Warrants totaling 575,315 in 2007 and 87,940 in 2006 were exercised with 650,857 warrants remaining unexercised as of December 31, 2007.

The Company called 50% of the initial warrant amount in February 2007. The remaining 50% will expire on February 28, 2008 unless called earlier by the Company.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual			For Capital Adequacy Purposes			For Well Capitalized Purposes
	Amount	Percent		Amount	Percent		Amount	Percent
As of December 31, 2007:
Total Capital (to Risk- Weighted Assets)	$20,844	11.52%		$14,475	8.00%		$18,094	10.00%
Tier I Capital (to Risk- Weighted Assets)	18,798	10.39		7,237	4.00		10,855	6.00
Tier I Capital (to Average Assets)	18,798	9.20	*	8,173	4.00	*	10,216	5.00	*

As of December 31, 2006:
Total Capital (to Risk- Weighted Assets)	13,888	11.56		9,611	8.00		12,013	10.00
Tier I Capital (to Risk- Weighted Assets)	12,543	10.44		4,806	4.00		7,208	6.00
Tier I Capital (to Average Assets)	12,543	9.35	*	5,366	4.00	*	6,707	5.00	*

*	The Bank is required to maintain an 8.00% Tier I capital ratio throughout the first of three years of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16)	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$3,638	3,638	6,734	6,734
Interest bearing time deposits in banks	2,046	2,046	1,000	1,000
Securities available for sale	20,537	20,537	13,837	13,837
Loans, net	164,051	162,835	106,289	104,356
Loans held for sale	—	—	2,436	2,479
Accrued interest receivable	931	931	648	648
Federal Home Loan Bank stock	836	836	595	595

Financial liabilities:
Deposits	164,243	164,301	109,072	108,603
Other borrowings	4,807	4,807	5,339	5,339
Federal Home Loan Bank advances	13,000	12,484	10,000	9,981
Accrued interest payable	799	799	400	400
Off-balance-sheet financial instruments	—	—	—	—

(17)	Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18)	Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2007	2006
Assets
Cash	$539	810
Investment in subsidiary	19,638	13,484
Other assets	82	55

Total assets	$20,259	14,349

Liabilities and Stockholders’ Equity
Other liabilities	8	12
Stockholders’ equity	20,251	14,337

Total liabilities and stockholders’ equity	$20,259	14,349

Condensed Statements of Operations

	Year Ended December 31,
	2007	2006
Revenues	$52	—
Operating expenses, net of income tax benefit	152	75

Net loss before earnings (loss) of subsidiary	(100)	(75)
Earnings (loss) of subsidiary	103	(288)

Net earnings (loss)	$3	(363)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(18)	Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2007	2006
Cash flows from operating activities:
Net loss	$3	(363)
Adjustment to reconcile net earnings (loss) to net cash used in operating activities:
Share-based compensation	96	—
Equity in (earnings) loss of subsidiary	(103)	288
Increase in other assets	(27)	(45)
(Decrease) increase in other liabilities	(4)	11

Net cash used in operating activities	(35)	(109)

Cash flows from investing activity-
Investment in subsidiary	(6,000)	—

Cash flows from financing activities:
Net decrease in other borrowings	—	(13)
Common stock warrants and options exercised	5,764	930

Net cash provided by financing activities	5,764	917

Net (decrease) increase in cash	(271)	808
Cash at beginning of the year	810	2

Cash at end of year	$539	810

Supplemental disclosure of cash flow information:
Noncash transaction- Accumulated other comprehensive loss, unrealized loss on securities available for sale of subsidiary, net of tax benefit	$51	(21)