Form 10-K, Exhibit 13
period 2008-12-31
Alarion Financial Services Inc
filed 2009-03-30
CIK 1353174

Exhibit 13.1

ALARION FINANCIAL SERVICES, INC.

Holding Company for

Audited Consolidated Financial Statements

At December 31, 2008 and 2007 and For the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheets of Alarion Financial Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA
Tampa, Florida
March 23, 2009

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2008	2007
Assets
Cash and due from banks	$1,666	1,805
Interest bearing time deposits in banks	2,097	—
Interest-earning deposits and federal funds sold	5,708	1,833

Cash and cash equivalents	9,471	3,638

Interest bearing time deposits in banks	12,410	2,046
Securities available for sale	13,123	20,537
Loans, net of allowance for loan losses of $2,714 and $2,046	205,307	164,051
Accrued interest receivable	731	931
Premises and equipment, net	13,604	9,603
Other real estate owned	651	—
Federal Home Loan Bank stock, at cost	1,356	836
Deferred income taxes	1,103	909
Other assets	883	853

Total assets	$258,639	203,404

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	15,161	13,159
NOW, money-market and savings deposits	43,109	34,932
Time deposits < $100,000	94,547	67,867
Time deposits > = $100,000	50,097	48,285

Total deposits	202,914	164,243

Federal Home Loan Bank advances	22,000	13,000
Other borrowings	7,584	4,807
Accrued interest payable	1,118	799
Accrued expenses and other liabilities	387	304

Total liabilities	234,003	183,153

Commitments (Notes 4, 9 and 17)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 4,000,000 shares authorized, 2,653,208 and 2,183,485 shares issued and outstanding in 2008 and 2007	27	22
Additional paid-in capital	26,613	21,856
Accumulated deficit	(2,142)	(1,657)
Accumulated other comprehensive income	138	30

Total stockholders’ equity	24,636	20,251

Total liabilities and stockholders’ equity	$258,639	203,404

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2008	2007
Interest income:
Loans	$11,781	10,453
Securities	705	968
Other	380	642

Total interest income	12,866	12,063

Interest expense:
Deposits	6,734	6,179
Borrowings	651	640

Total interest expense	7,385	6,819

Net interest income	5,481	5,244

Provision for loan losses	1,115	701

Net interest income after provision for loan losses	4,366	4,543

Noninterest income:
Deposit account fees	340	253
Net gain on sales of loans held for sale	—	197
Loan brokerage fees	831	570
Other	21	69

Total noninterest income	1,192	1,089

Noninterest expenses:
Salaries and employee benefits	3,402	3,216
Occupancy and equipment	823	734
Data processing	472	371
Professional services	253	179
Advertising and promotion	189	194
Office supplies and printing	135	143
Other	1,027	743

Total noninterest expenses	6,301	5,580

(Loss) earnings before income tax (benefit) expense	(743)	52

Income tax (benefit) expense	(258)	49

Net (loss) earnings	$(485)	3

(Loss) earnings per share – basic	$(0.19)	—

(Loss) earnings per share – diluted	$(0.19)	—

Weighted-average number of common shares outstanding, basic	2,616,290	2,124,883

Weighted-average number of common shares outstanding, diluted	2,616,290	2,141,885

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2008 and 2007

($ in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Compre- hensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2006	1,607,140	$16	16,002	(1,660)	(21)	14,337

Comprehensive income
Net earnings	—	—	—	3	—	3

Net change in unrealized loss on securities available for sale, net of taxes of $32	—	—	—	—	51	51

Comprehensive income						54

Share-based compensation	—	—	96	—	—	96

Stock options and warrants exercised	576,345	6	5,758	—	—	5,764

Balance at December 31, 2007	2,183,485	22	21,856	(1,657)	30	20,251

Comprehensive loss
Net loss	—	—	—	(485)	—	(485)

Net change in unrealized gain on securities available for sale, net of taxes of $64	—	—	—	—	108	108

Comprehensive loss						(377)

Share-based compensation	—	—	64	—	—	64

Stock options and warrants exercised	469,723	5	4,693	—	—	4,698

Balance at December 31, 2008	2,653,208	$27	26,613	(2,142)	138	24,636

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) earnings	$(485)	3
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Provision for loan losses	1,115	701
Share-based compensation	64	96
Depreciation and amortization	426	353
Deferred income tax (benefit) expense	(258)	49
Net amortization of deferred loan fees and costs	116	164
Net gain on sales of loans held for sale	—	(197)
Loans originated for sale	—	(5,424)
Proceeds from sales of loans held for sale	—	8,057
Net increase in accrued interest payable	319	399
Net decrease (increase) in accrued interest receivable	200	(283)
Net increase in other assets	(30)	(662)
Net increase in accrued expenses and other liabilities	83	8

Net cash provided by operating activities	1,550	3,264

Cash flows from investing activities:
Proceeds from principal repayments and maturities on securities available for sale	18,203	17,377
Purchase of securities available for sale	(10,616)	(23,994)
Purchase of time deposits	(10,364)	(1,046)
Loan disbursements, net of repayments	(42,617)	(58,627)
Purchase of premises and equipment	(4,874)	(3,232)
Purchase of other real estate owned	(521)	—
Proceeds from sale of premises and equipment	446	—
Purchase of Federal Home Loan Bank stock	(520)	(241)

Net cash used in investing activities	(50,863)	(69,763)

Cash flows from financing activities:
Net increase in deposits	38,671	56,601
Net increase (decrease) in other borrowings	2,777	(1,962)
Proceeds from Federal Home Loan Bank advances	13,000	5,000
Repayment of Federal Home Loan Bank advances	(4,000)	(2,000)
Proceeds from common stock options and warrants exercised	4,698	5,764

Net cash provided by financing activities	55,146	63,403

Net increase (decrease) in cash and cash equivalents	5,833	(3,096)

Cash and cash equivalents at beginning of year	3,638	6,734

Cash and cash equivalents at end of year	$9,471	3,638

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2008	2007
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of capitalized interest of $180 and $149	$7,066	6,569

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income, net change in unrealized gain (loss) on securities available for sale, net of taxes	$108	51

Transferred from loans to other real estate owned	$130	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2008 and 2007 and for the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. Alarion Financial Services, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Alarion Bank (the “Bank”) and North Central Florida Developers Corporation. The Holding Company’s primary activity is the operation of the Bank and North Central Florida Developers Corporation. The Bank is a state (Florida)-chartered commercial bank. The Bank commenced operations on February 28, 2005. The Bank offers a variety of banking and financial services to individual and corporate customers through its six banking offices located in Ocala, Gainesville and Alachua, Florida. The deposit accounts of the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation. North Central Florida Developers Corporation holds loans or assets that might require a longer term hold to realize full economic value.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and North Central Florida Developers Corporation (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following summarizes the more significant of these polices and practices.

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

At December 31, 2008 and 2007, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

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

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. There were no loans held for sale at December 31, 2008 or 2007.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Other Real Estate Owned. Other real estate owned represents an asset acquired through foreclosure and is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

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

The Holding Company, North Central Florida Developers Corporation and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and its subsidiaries as though separate income tax returns were filed.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plan. The Company follows the fair value recognition provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, Accounting for Stock-Based Compensation (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively SFAS 123) and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior to December 31, 2005, the Company was not considered a public company as defined in SFAS 123 and used the minimum value method to determine stock based compensation. Therefore, the stock options granted prior to January 1, 2006 that vested in years 2006 and later were not required to be expensed by the Company upon implementation of SFAS 123(R).

Earnings (Loss) Per Share. Earnings (loss) per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options and warrants were not considered dilutive securities for 2008 due to the net loss incurred by the Company. Outstanding stock options and warrants were considered dilutive securities for the fiscal year 2007 for the purposes of calculating diluted EPS, which is computed using the treasury stock method. The following table represents the calculations of the weighted-average number of shares for diluted EPS.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

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

Fair Value Measurements. On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply to measurements related to share-based payments.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities that are not active. Such inputs may include interest rates and yield curves, volatilities, prepayment speeds, credit risks, and default rates.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The impact of adoption had no effect on the Company.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. In October 2008, the FASB issued Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This FASB Staff Position clarifies the application of SFAS 157 in determining the fair value of a financial asset when the market for that financial asset is not active. This FASB Staff Position was effective upon issuance.

The following describes valuation methodologies used for assets and liabilities measured at fair value:

Securities Available for Sale. Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain residual interests in securitizations and other less liquid securities.

Impaired Loans. Estimates of fair value are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, fair value estimates for impaired loans is classified as Level 3.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents and interest bearing time deposits in banks. The carrying amounts of these financial instruments approximate their fair value.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Securities. The fair value for securities available for sale are based on the framework for measuring fair value established by SFAS 157.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate residential mortgage, commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans are based on the framework for measuring fair value established by SFAS 157.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements. In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R) is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder’s fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. The adoption of SFAS 141(R) had no current effect on the Company’s financial condition or results of operations.

In December 2007, the FASB issued SFAS No.160, Non-controlling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires the Company to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. The adoption of SFAS 160 had no effect on the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). This standard requires enhanced disclosures regarding derivative instruments and hedging activities so as to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. The Company does not engage in trading or hedging activities, nor does it invest in interest rate derivatives or enter into interest rate swaps. Accordingly, the adoption of SFAS 161 had no effect on its financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. This Statement was effective in December 2008. The adoption of SFAS 162 had no effect on the Company.

In September, 2008, the FASB issued FSP No. 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP 133-1”). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective for the Company’s financial statements for the year ending December 31, 2008. The adoption of FSP 133-1 had no effect on the Company.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP 03-6-1”). FSP 03-6-1 defines unvested share-based payment awards that contain non-forfeitable rights to dividends as participating securities that should be included in computing earnings per share (EPS) using the two-class method under SFAS No. 128, Earnings per Share. FSP 03-6-1 is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. Additionally, all prior-period EPS data shall be adjusted retrospectively. The adoption of FSP 03-6-1 had no effect on the Company.

In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (“FSP 140-3”). FSP 140-3 requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met. FSP 140-3 is effective for the Company’s financial statements for the year and interim periods within the year beginning January 1, 2009. The adoption of FSP 140-3 had no effect on the Company.

(2) Securities

Securities have been classified according to management’s intent. The carrying amount and fair value of securities are as follows (in thousands):

Available for Sale:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2008:
U.S. government agency securities	$3,000	10	—	3,010
Mortgage-backed securities	9,903	210	—	10,113

	$12,903	220	—	13,123

At December 31, 2007:
U.S. government agency securities	14,993	48	—	15,041
Mortgage-backed securities	5,496	19	(19)	5,496

	$20,489	67	(19)	20,537

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities, Continued

In December 2006, the Company transferred securities with a book value of approximately $13,871,000 from the held to maturity category to the available for sale category at its then fair value resulting in unrealized losses of approximately $21,000 net of tax benefit. The net unrealized loss was recorded in accumulated other comprehensive loss. Due to this transfer, the Company is prohibited from classifying securities as held to maturity for a period of two years.

The Company had no sales of securities during 2008 or 2007.

Available for sale securities at December 31, 2008, measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2008 Using
	Fair Value as of December 31, 2008	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$13,123	—	13,123	—

The scheduled maturities of securities available for sale at December 31, 2008 are as follows (in thousands):

	Amortized Cost	Approximate Fair Value
Due in less than one year	$3,000	3,010
Mortgage-backed securities	9,903	10,113

	$12,903	13,123

At December 31, 2008 and 2007, securities with a carrying value of approximately $8.8 million and $6.5 million, respectively, were pledged for other borrowings and public funds.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2008	2007
Commercial real estate	$102,788	80,652
Residential real estate and home equity	36,801	28,784
Construction	45,569	39,722
Commercial	19,635	13,889
Consumer	2,928	2,699

Total loans	207,721	165,746

Allowance for loan losses	(2,714)	(2,046)
Net deferred loan costs	300	351

Loans, net	$205,307	164,051

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2008	2007
Beginning balance	$2,046	1,345
Provision for loan losses	1,115	701
Charge-offs	(447)	—

Ending balance	$2,714	2,046

The following is a summary of information regarding nonaccrual and impaired loans (in thousands):

	At December 31,
	2008	2007
Nonaccrual loans	$1,497	—

Accruing loans past due ninety days or more	$—	—

Gross impaired loans with no related allowance for losses	$644	—
Gross impaired loans with related allowance for losses	2,964	—
Less: Allowance on these loans	(588)	—

Net investment in impaired loans	$3,020	—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Impaired collateral-dependent loans are carried at fair value when the current collateral value is lower than the carrying value of the loan. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis at December 31, 2008 are as follows (in thousands):

Fair Value	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Operations
$2,376	—	—	2,376	588	588

Loans with a carrying value of $644,000 at December 31, 2008 were measured for impairment using Level 3 inputs and had a fair value in excess of carrying value.

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Year Ended December 31,
	2008	2007
Interest income recognized on impaired loans	$7	—

Interest income received on impaired loans	$7	—

Average net recorded investment in impaired loans	$518	—

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2008	2007
Land	$3,442	3,849
Buildings	6,104	1,852
Leasehold improvements	612	596
Furniture, fixtures and equipment	2,992	2,278
Construction in process	1,661	1,837

Total, at cost	14,811	10,412

Less accumulated depreciation and amortization	(1,207)	(809)

Premises and equipment, net	$13,604	9,603

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment, Continued

The Company leases its Ocala corporate headquarters facility under an operating lease. This lease is for a term of five years, contains an escalation clause, requires monthly lease payments and common area maintenance charges with options to renew through 2025. Rent expense under this operating lease during the years ended December 31, 2008 and 2007 was $80,000. The Company offsets occupancy expense with sub-leases on various suites in the building. This provided rental income, net of operating expenses, for 2008 and 2007 of $25,000 and $35,000 respectively. The Bank also leased the Alachua branch from a related party for nine months in 2007 before purchasing it in October 2007. Rent expense under this operating lease was $26,000 in 2007. The future minimum lease payments, which include certain renewal options, as of December 31, 2008 are as follows (in thousands):

Year Ending December 31,	Expense	Income
2009	$80	121
2010	96	39
2011	100	23
2012	100	8
2013	100	—
2014 and thereafter	1,117	—

	$1,593	191

(5) Deposits

A schedule of maturities of time deposits at December 31, 2008 follows (in thousands):

Year Ending December 31,	Amount
2009	$127,342
2010	10,267
2011	2,630
2012	2,336
2013	2,069

$144,644

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(6) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2008 and 2007, the outstanding balance of such borrowings totaled approximately $7.6 million and $4.8 million respectively and the Company pledged securities with a carrying value of approximately $7.9 million and $5.5 million respectively as collateral for these agreements.

(7) Federal Home Loan Bank Advances

The maturity and interest rate of the Federal Home Loan Bank (“FHLB”) advances at December 31, 2008 are as follows ($ in thousands):

Maturity	Interest Rate	At December 31,
		2008	2007
2009	0.61%	$1,000	—
2009	1.24%	2,000	—
2009	2.73%	2,000	—
2010	2.86%	2,000	—
2010	3.54%	2,000	—
2016	4.47%	5,000	5,000
2016	4.71%	3,000	3,000
2017	4.22%	5,000	5,000

		$22,000	13,000

The Company has entered into a collateral agreement with the FHLB which consists of a blanket floating lien on the entire loan portfolio and the pledge of all the Company’s FHLB stock. One advance with a 2016 maturity date has a call feature benefiting the issuer with a call date of May 26, 2009. The advance with a 2017 maturity date has a call feature benefiting the issuer with a call date of May 19, 2009.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8) Income Taxes

Allocation of the Federal and state income taxes (benefit) is as follows (in thousands):

	Year Ended December 31,
	2008	2007
Deferred:
Federal	$(220)	42
State	(38)	7

Income taxes (benefit)	$(258)	49

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2008		2007
	Amount	% of Pretax Loss	Amount	% of Pretax Earnings
Income taxes (benefit) at statutory rate	$(253)	(34.0)%	$18	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	(25)	(3.4)	5	9.6
Share-based compensation	22	3.0	18	34.6
Other	(2)	(.3)	8	16.0

Income taxes (benefit)	$(258)	(34.7)%	$49	94.2%

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$998	702
Net operating loss carryforwards	583	529
Organizational and start-up costs	176	191
Other	12	17

Deferred tax assets	1,769	1,439

Deferred tax liabilities:
Premises and equipment	(290)	(205)
Deferred loan costs	(294)	(256)
Accrual to cash conversion	—	(51)
Unrealized gains on securities available for sale	(82)	(18)

Deferred tax liabilities	(666)	(530)

Net deferred tax asset	$1,103	909

At December 31, 2008, the Company has approximately $1,550,000 of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Off-Balance-Sheet Financial Instruments, Continued

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2008, the Company held collateral supporting substantially all of these commitments and management does not anticipate any potential losses if these letters of credit are funded.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2008 follows (in thousands):

Contract Amount
Commitments to extend credit	$6,394

Unused lines of credit	$29,779

Standby letters of credit	$645

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

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

(11) Stock Option Plan

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares (currently 397,981 shares), have been reserved under the Plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted to directors vest immediately and for employees, the options primarily vest over two years starting with the date of grant and ending on the second anniversary thereof. At December 31, 2008, 112,495 options remain available for granting. A summary of stock option transactions under the Plan for the years ended December 31, 2008 and 2007 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2006	218,001	$10.00
Options exercised	(1,030)	10.18
Options forfeited	(31,013)	10.00
Options granted	67,850	10.50

Options outstanding at December 31, 2007	253,808	10.13
Options exercised	(17,486)	10.00
Options forfeited	(5,602)	10.37
Options granted	31,250	10.16

Options outstanding at December 31, 2008	261,970	$10.14	7.69 years	$—

Options exercisable at December 31, 2008	232,069	$10.11	7.52 years	$—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(11) Stock Option Plan, Continued

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2008	2007
Risk-free interest rate	4.04-4.58%	4.22%
Dividend yield	—%	—%
Expected stock volatility	6.18-6.92%	6.54%
Expected life in years	5.00-5.50	5.50
Per share grant-date fair value of options issued during the year	$1.86-2.22	2.18

The Company examined its historical pattern of option exercises in an effort to determine if there were any pattern based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance in Staff Accounting Bulletin No. 107 issued by the Securities and Exchange Commission to determine the estimated life of options. Expected volatility is based on historical volatility of similar size financial institutions. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield assumption is based on the Company’s history and expectation of dividend payments.

There were 17,486 options exercised during the year ended December 31, 2008 and 1,030 during the year ended December 31, 2007. There was no intrinsic value or tax benefit related to these options exercised. At December 31, 2008 there was approximately $49,000 of total unrecognized compensation expense related to the nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of ten months. The total fair value of shares vesting and recognized as compensation expense was approximately $64,000 for the year ended December 31, 2008 and $96,000 in 2007. The associated income tax benefit recognized was $8,000 for each of the years ended December 31, 2008 and 2007.

(12) Employee Benefit Plan

The Company has a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $86,000 to the plan in 2008, and $87,000 in 2007.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(13) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	At December 31,
	2008	2007
Loan balances at end of year	$9,264	6,885

Deposits held from related parties-
Balance at end of year	$5,573	7,792

The Company entered into a lease with Halachua Properties, LLC, which is owned by certain directors, during 2006 to rent office space for a branch in Alachua, Florida. This lease was for one year and expired in September 2007. During 2007, the Company purchased this property at fair value.

(14) Stockholders’ Equity and Dividend Restrictions

During the initial offering of common stock, the Company sold units, with each unit containing one share of common stock and one warrant. Each warrant entitled the holder to purchase one share of additional common stock for $10 at any time over a three-year period. Warrants totaling 452,237 in 2008 and 575,315 in 2007 were exercised.

The Company called 50% of the initial warrant amount in February 2007. The remaining 50% expired on February 28, 2008.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual			For Capital Adequacy Purposes			For Well Capitalized Purposes
	Amount	Percent		Amount	Percent		Amount	Percent
As of December 31, 2008:
Total Capital (to Risk-Weighted Assets)	$23,852	10.74%		$17,767	8.00%		$22,209	10.00%
Tier I Capital (to Risk-Weighted Assets)	21,138	9.52		8,882	4.00		13,322	6.00
Tier I Capital (to Average Assets)	21,138	8.37		10,102	4.00		12,627	5.00

As of December 31, 2007:
Total Capital (to Risk-Weighted Assets)	20,844	11.52		14,475	8.00		18,094	10.00
Tier I Capital (to Risk-Weighted Assets)	18,798	10.39		7,237	4.00		10,855	6.00
Tier I Capital (to Average Assets)	18,798	9.20	*	8,173	4.00	*	10,216	5.00	*

*	The Bank was required to maintain an 8.00% Tier I capital ratio throughout the first of three years of operations.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(16) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,471	9,471	3,638	3,638
Interest bearing time deposits in banks	12,410	12,410	2,046	2,046
Securities available for sale	13,123	13,123	20,537	20,537
Loans, net	205,307	206,369	164,051	162,835
Accrued interest receivable	731	731	931	931
Federal Home Loan Bank stock	1,356	1,356	836	836

Financial liabilities:
Deposits	202,914	204,654	164,243	164,301
Other borrowings	7,584	7,584	4,807	4,807
Federal Home Loan Bank advances	22,000	20,018	13,000	12,484
Accrued interest payable	1,118	1,118	799	799

Off-balance-sheet financial instruments	—	—	—	—

(17) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements.

(18) Subsequent Event

On January 23, 2009 the U.S. Treasury Department (the “Treasury”) purchased $6.5 million of the Company’s senior preferred stock as part of the US Treasury’s Capital Purchase Program. While the preferred shares are outstanding, the Company will pay the Treasury a five percent dividend on the senior preferred shares for the first five years following the investment, and a nine percent dividend thereafter. The Treasury also received warrants to purchase an additional $325,700 of the Company’s senior preferred stock at an exercise price of $0.01. The Treasury exercised these warrants on January 23, 2009. The senior preferred shares issued upon exercise of the warrants pay dividends at an annual rate of nine percent. While the senior preferred shares are outstanding, the Company must comply with restrictions on executive compensation and limitations on dividends and stock repurchases. The Company can repay the Treasury under the conditions established in the purchase agreements, and the Treasury can sell their investment to third parties.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2008	2007
Assets

Cash	$1,165	539
Investment in subsidiaries	23,378	19,638
Other assets	104	82

Total assets	$24,647	20,259

Liabilities and Stockholders’ Equity

Other liabilities	11	8
Stockholders’ equity	24,636	20,251

Total liabilities and stockholders’ equity	$24,647	20,259

Condensed Statements of Operations

	Year Ended December 31,
	2008	2007
Revenues	$40	52
Operating expenses, net of income tax benefit	136	152

Net loss before (loss) earnings of subsidiaries	(96)	(100)

(Loss) earnings of subsidiaries	(389)	103

Net (loss) earnings	$(485)	3

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2008	2007
Cash flows from operating activities:
Net (loss) earnings	$(485)	3
Adjustment to reconcile net (loss) earnings to net cash used in operating activities:
Share-based compensation	64	96
Equity in loss (earnings) of subsidiaries	389	(103)
Increase in other assets	(22)	(27)
Increase (decrease) in other liabilities	3	(4)

Net cash used in operating activities	(51)	(35)

Cash flows from investing activity-
Investment in subsidiaries	(4,021)	(6,000)

Cash flows from financing activity-
Common stock warrants and options exercised	4,698	5,764

Net increase (decrease) in cash	626	(271)

Cash at beginning of the year	539	810

Cash at end of year	$1,165	539

Supplemental disclosure of cash flow information:
Noncash transaction-
Accumulated other comprehensive income, net change in unrealized gain (loss) on securities available for sale of subsidiary, net of taxes	$108	51