Form 10-K, Exhibit 13
period 2009-12-31
Alarion Financial Services Inc
filed 2010-03-30
CIK 1353174

Exhibit 13.1

ALARION FINANCIAL SERVICES, INC.

Holding Company for

Audited Consolidated Financial Statements

At December 31, 2009 and 2008 and For the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheets of Alarion Financial Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2009 and 2008, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

/s/ HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 30, 2010

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2009	2008
Assets

Cash and due from banks	$3,993	1,666
Interest bearing time deposits in banks	5,895	2,097
Interest-earning deposits and federal funds sold	12,210	5,708

Cash and cash equivalents	22,098	9,471

Interest bearing time deposits in banks	2,287	12,410
Securities available for sale	31,282	13,123
Loans, net of allowance for loan losses of $3,035 and $2,714	234,680	205,307
Accrued interest receivable	939	731
Premises and equipment, net	13,310	13,604
Other real estate owned	1,583	651
Federal Home Loan Bank stock, at cost	1,499	1,356
Deferred income taxes	1,156	1,103
Other assets	1,749	883

Total assets	$310,583	258,639

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	18,136	15,161
NOW, money-market and savings deposits	73,537	43,109
Time deposits < $100,000	97,322	94,547
Time deposits > = $100,000	60,994	50,097

Total deposits	249,989	202,914

Federal Home Loan Bank advances	21,000	22,000
Other borrowings	7,633	7,584
Accrued interest payable	640	1,118
Accrued expenses and other liabilities	615	387

Total liabilities	279,877	234,003

Commitments (Notes 4, 10 and 18)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized:
Preferred stock, Series A, $.01 par value; $1,000 liquidation value; 6,514 shares outstanding in 2009	—	—
Preferred stock, Series B, $.01 par value; $1,000 liquidation value; 326 shares outstanding in 2009	—	—
Additional paid-in capital, preferred	6,840	—
Preferred stock discount	(265)	—
Common stock, $.01 par value; 4,000,000 shares authorized, 2,653,208 shares issued and outstanding in 2009 and 2008	27	27
Additional paid-in capital, common	26,680	26,613
Accumulated deficit	(2,531)	(2,142)
Accumulated other comprehensive (loss) income	(45)	138

Total stockholders’ equity	30,706	24,636

Total liabilities and stockholders’ equity	$310,583	258,639

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2009	2008
Interest income:
Loans	$12,921	11,781
Securities	844	705
Other	496	380

Total interest income	14,261	12,866

Interest expense:
Deposits	5,916	6,734
Borrowings	816	651

Total interest expense	6,732	7,385

Net interest income	7,529	5,481

Provision for loan losses	1,012	1,115

Net interest income after provision for loan losses	6,517	4,366

Noninterest income:
Deposit account fees	377	340
Net gain on sale of securities	227	—
Net gain on sales of loans held for sale	877	831
Other	41	21

Total noninterest income	1,522	1,192

Noninterest expenses:
Salaries and employee benefits	3,573	3,402
Occupancy and equipment	1,127	823
Data processing	584	472
Professional services	278	253
Advertising and promotion	142	189
Office supplies and printing	112	135
Impairment of Silverton Bank stock	625	—
FDIC assessment	498	188
Other	1,036	839

Total noninterest expenses	7,975	6,301

Earnings (loss) before income tax expense (benefit)	64	(743)
Income tax expense (benefit)	57	(258)

Net earnings (loss)	7	(485)
Preferred stock dividend requirements and accretion of preferred stock to par	396	—

Loss available to common shareholders	$(389)	(485)

Loss per common share – basic	$(0.15)	(0.19)

Loss per common share – diluted	$(0.15)	(0.19)

Weighted-average number of common shares outstanding, basic	2,653,208	2,616,290

Weighted-average number of common shares outstanding, diluted	2,653,208	2,616,290

Dividends per common share	—	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2009 and 2008

($ in thousands)

	Preferred Stock						Common Stock			Accumulated Deficit	Accumulated Other Comprehensive Income(Loss)	Total Stockholders’ Equity
					Additional Paid-in Capital	Discount	Shares	Amount	Additional Paid-In Capital
	Series A		Series B
	Shares	Amount	Shares	Amount
Balance at December 31, 2007	—	$—	—	$—	—	—	2,183,485	$22	21,856	(1,657)	30	20,251

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(485)	—	(485)

Net change in unrealized gain on securities available for sale, net of taxes of $64	—	—	—	—	—	—	—	—	—	—	108	108

Comprehensive loss												(377)

Share-based compensation	—	—	—	—	—	—	—	—	64	—	—	64

Common stock options and warrants exercised	—	—	—	—	—	—	469,723	5	4,693	—	—	4,698

Balance at December 31, 2008	—	$—	—	$—	—	—	2,653,208	$27	26,613	(2,142)	138	24,636

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity, Continued

Years Ended December 31, 2009 and 2008

($ in thousands)

	Preferred Stock						Common Stock			Accumulated Deficit	Accumulated Other Comphensive Income (Loss )	Total Stockholders’ Equity
	Series A		Series B		Additional Paid-in Capital	Discount			Additional Paid-In Capital
	Shares	Amount	Shares	Amount			Shares	Amount

Balance at December 31, 2008	—	$—	—	$—	—	—	2,653,208	$27	26,613	(2,142)	138	24,636

Comprehensive loss:
Net earnings	—	—	—	—	—	—	—	—	—	7	—	7

Net change in unrealized gain on securities available for sale, net of taxes of $110	—	—	—	—	—	—	—	—	—	—	(183)	(183)

Comprehensive loss												(176)

Share-based compensation	—	—	—	—	—	—	—	—	67	—	—	67

Proceeds from issuance of 6,514 shares of Series A preferred stock to U.S. Treasury	6,514	—	—	—	6,514	—	—	—	—	—	—	6,514

Preferred stock warrants exercised by U.S. Treasury	—	—	326	—	326	(326)	—	—	—	—	—	—

Preferred stock dividend requirements and Series B preferred stock accretion	—	—	—	—	—	61	—	—	—	(396)	—	(335)

Balance at December 31, 2009	6,514	$—	326	$—	6,840	(265)	2,653,208	$27	26,680	(2,531)	(45)	30,706

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$7	(485)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
Provision for loan losses	1,012	1,115
Share-based compensation	67	64
Depreciation and amortization	626	426
Net increase in loans held for sale	(3,810)	(1,171)
Deferred income tax expense (benefit)	57	(258)
Net amortization of deferred loan fees and costs	54	116
Loss on sale of other real estate owned	12	—
Write-off of other real estate owned	76	—
Net (decrease) increase in accrued interest payable	(478)	319
Net (increase) decrease in accrued interest receivable	(208)	200
Net increase in other assets	(1,491)	(30)
Impairment of Silverton Bank stock	625	—
Net gain on sale of securities	(227)	—
Net increase in accrued expenses and other liabilities	228	83

Net cash (used in) provided by operating activities	(3,450)	379

Cash flows from investing activities:
Proceeds from principal repayments and maturities on securities available for sale	8,602	18,203
Purchase of securities available for sale	(31,296)	(10,616)
Proceeds from sale of securities available for sale	4,469	—
Net decrease (increase) in time deposits in banks	10,123	(10,364)
Loan disbursements, net of repayments	(27,712)	(41,446)
Purchase of premises and equipment	(332)	(4,874)
Proceeds from sale (purchase) of other real estate owned	63	(521)
Proceeds from sale of premises and equipment	—	446
Purchase of Federal Home Loan Bank stock	(143)	(520)

Net cash used in investing activities	(36,226)	(49,692)

Cash flows from financing activities:
Net increase in deposits	47,075	38,671
Net increase in other borrowings	49	2,777
Net (decrease) increase in advances from Federal Home Loan Bank	(1,000)	9,000
Proceeds from common stock options and warrants exercised	—	4,698
Proceeds from preferred stock issued	6,514	—
Preferred stock dividend requirements and Series B stock accretion	(335)	—

Net cash provided by financing activities	52,303	55,146

Net increase in cash and cash equivalents	12,627	5,833

Cash and cash equivalents at beginning of year	9,471	3,638

Cash and cash equivalents at end of year	$22,098	9,471

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2009	2008
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of capitalized interest of $180 in 2008	$7,210	7,066

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income (loss), net change in unrealized gain (loss) on securities available for sale, net of taxes	$(183)	108

Transfer of loans to other real estate owned	$1,147	130

Transfer of other real estate owned to loans	$64	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2009 and 2008 and for the Years Then Ended

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

Management has evaluated events occurring subsequent to the balance sheet date through March 30, 2010 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

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

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets and other real estate owned.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits (including time deposits with original maturities of ninety days or less) and federal funds sold, all of which mature within ninety days.

At December 31, 2009 and 2008, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

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

Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. Information related to loans held for sale is included in Footnote 3.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Other Real Estate Owned. Other real estate owned represents assets acquired through foreclosure and is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Comprehensive Loss. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings (loss), are components of comprehensive loss.

The components of accumulated other comprehensive (loss) income and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2009	2008

Unrealized holding (losses) gains on available for sale securities	$(66)	172
Reclassification adjustment for gains realized in operations	(227)	—

Net change in unrealized gains	(293)	172
Income tax effect	110	(64)

Net unrealized (loss) gain	$(183)	108

The reclassification adjustment above relates to gains on investment securities that were realized and included in net earnings in 2009 that also had been included in other comprehensive loss as unrealized holding gains in the period in which they arose. These gains must be deducted through other comprehensive loss of the period in which they are included in net earnings to avoid including them in comprehensive loss twice.

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

Income Taxes. On January 1, 2009, the Company adopted the recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income taxes result from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2009, management is not aware of any uncertain tax positions that would have a material effect on the Company’s consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income taxes.

The Holding Company, North Central Florida Developers Corporation and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and its subsidiaries as though separate income tax returns were filed.

Stock Compensation Plan. The Company has adopted the fair vale recognition provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Stock Compensation (“ASC 718”), and expenses the fair value of any stock options as they vest. Under the fair value recognition provisions of ASC 718, the Company recognizes stock-based compensation in the accompanying consolidated statements of operations.

Loss Per Common Share. Loss per common share (“EPS”) has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options and warrants were not considered dilutive securities for 2009 and 2008 due to the fact that there was a loss available to common shareholders.

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

Fair Value Measurements. Generally Accepted Accounting Principles (“GAAP”) defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

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

Other Real Estate Owned. The Company’s other real estate owned is recorded at lower of cost or fair market value less estimated selling costs. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for other real estate owned are classified as Level 3.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents and Interest Bearing Time Deposits in Banks. The carrying amounts of these financial instruments approximate their fair value.

Securities. The fair value for securities available for sale are based on the framework for measuring fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate residential mortgage, commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair value for impaired loans are based on the framework for measuring fair value.

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

Recent Pronouncements. In 2009, the FASB Accounting Standards Codification (“ASC”) became the single source of authoritative GAAP in the United States of America recognized by the Financial Accounting Standards Board (“FASB”) to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) are also sources of authoritative GAAP for SEC registrants. The ASC superseded all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the ASC is nonauthoritative. The Company’s policies were not affected by the conversion to ASC.

In 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140, (“SFAS No. 166”) (this SFAS was incorporated into the ASC on January 1, 2010) amending the accounting for the transfers of financial assets. This new standard enhances reporting about transfers of financial assets, including loan participations and securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The standard was effective January 1, 2010 and had no impact on the Company’s consolidated financial statements.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements, Continued. In 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), (“SFAS No. 167”) (this SFAS was incorporated into the ASC on January 1, 2010) on how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The standard requires additional disclosures about the reporting entity’s involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity’s financial statements. The standard was effective January 1, 2010 and had no impact on the Company’s consolidated financial statements.

Reclassifications. Certain amounts in the 2008 financial statements have been reclassified to conform with the 2009 presentation.

(2) Securities Available for Sale

Securities available for sale have been classified according to management’s intent. The carrying amount and fair value of securities available for sale are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available for Sale:
At December 31, 2009:
U.S. Government agency securities	$1,029	—	(24)	1,005
Mortgage-backed securities	30,325	150	(198)	30,277

	$31,354	150	(222)	31,282

At December 31, 2008:
U.S. Government agency securities	3,000	10	—	3,010
Mortgage-backed securities	9,903	210	—	10,113

	$12,903	220	—	13,123

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities, Continued

Securities sold are as follows (in thousands):

	Year Ended December 31,
	2009	2008

Gross proceeds	$4,469	—

Gross gains	$227	—

Gross losses	$—	—

Net gains	$227	—

Available-for-sale securities at December 31, 2009, measured at fair value on a recurring basis are summarized below (in thousands):

		Fair Value Measurements Using
	Fair Value as of December 31, 2009	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Available-for-sale securities	$31,282	—	31,282	—

The scheduled maturities of securities available for sale at December 31, 2009 are as follows (in thousands):

	Amortized Cost	Approximate Fair Value

Due from one to five years	$1,029	1,005
Mortgage-backed securities	30,325	30,277

	$31,354	31,282

At December 31, 2009 and 2008, securities with a carrying value of approximately $18.2 million and $8.8 million, respectively, were pledged for other borrowings and public funds.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities, Continued

Securities with gross unrealized losses at December 31, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities available for sale:
U.S. Government agencies	$24	1,005	—	—
Mortgage-backed securities	198	17,530	—	—

Total securities available for sale	$222	18,535	—	—

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

The unrealized losses on fifteen securities available for sale were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2009	2008
Commercial real estate	$144,234	102,788
Residential real estate and home equity	45,877	34,286
Residential mortgages held for sale	6,325	2,515
Construction	15,400	45,569
Commercial	22,362	19,635
Consumer	3,130	2,928

Total loans	237,328	207,721

Allowance for loan losses	(3,035)	(2,714)
Net deferred loan costs	387	300

Loans, net	$234,680	205,307

In 2009 and 2008, the Company originated residential mortgages for sale totaling $62,315,000 and $53,038,000, respectively, and sold residential mortgages totaling $58,505,000 and $51,868,000, respectively.

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2009	2008
Beginning balance	$2,714	2,046
Provision for loan losses	1,012	1,115
Recoveries	1	—
Charge-offs	(692)	(447)

Ending balance	$3,035	2,714

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The following is a summary of information regarding nonaccrual and impaired loans (in thousands):

	At December 31,
	2009	2008

Nonaccrual loans	$2,842	1,497

Accruing loans past due ninety days or more	$—	—

Collateral dependent loans identified as impaired:
Gross loans with no related allowance for losses	1,932	644

Gross loans with related allowance for losses recorded	1,667	2,964
Less allowances on these loans	(246)	(588)

Net loans with related allowance	1,421	2,376

Net investment in collateral dependent impaired loans	3,353	3,020

Noncollateral dependent loans identified as impaired:
Gross loans with no related allowance for losses	1,034	—

Gross loans with related allowance for losses recorded	2,094	—
Less allowance on these loans	(513)	—

Net loans with related allowance	1,581	—

Net investment in noncollateral dependent impaired loans	2,615	—

Net investment in impaired loans	$5,968	3,020

Impaired collateral-dependent loans are carried at fair value when the current collateral value is lower than the carrying value of the loan. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis at December 31, 2009 are as follows (in thousands):

	Fair Value(1)	Level 1	Level 2	Level 3	Total Losses	Losses Recorded in Operations in 2009

Impaired loans	$1,421	—	—	1,421	246	238

(1)	In addition, loans with a carrying value of $1,932,000 at December 31, 2009 were measured for impairment using Level 3 inputs and had a fair value in excess of carrying value.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Year Ended December 31,
	2009	2008

Interest income recognized on impaired loans	$155	7

Interest income received on impaired loans	$155	7

Average net recorded investment in impaired loans	$4,115	518

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2009	2008

Land	$3,492	3,442
Buildings	7,770	6,104
Leasehold improvements	634	612
Furniture, fixtures and equipment	3,248	2,992
Construction in process	—	1,661

Total, at cost	15,144	14,811

Less accumulated depreciation and amortization	(1,834)	(1,207)

Premises and equipment, net	$13,310	13,604

The Company leases its Ocala corporate headquarters facility under an operating lease. This lease is for a term of five years, contains an escalation clause, requires monthly lease payments and common area maintenance charges with options to renew through 2025. Rent expense under this operating lease during the years ended December 31, 2009 and 2008 was $80,000. The Company offsets occupancy expense with sub-leases on various suites in the building. This provided rental income, net of operating expenses, for 2009 and 2008 of $4,000 and $25,000 respectively. The future minimum lease payments, which include certain renewal options, as of December 31, 2009 are as follows (in thousands):

Year Ending December 31,	Expense	Income

2010	$92	89
2011	98	40
2012	100	13
2013	100	—
2014	100	—
2015 and thereafter	1,044	—

	$1,534	142

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(5) Other Real Estate Owned

Expenses applicable to other real estate owned, which are included in other noninterest expenses on the consolidated statement of operations, follows (in thousands):

	Year Ended December 31,
	2009	2008
Loss on sale of other real estate owned	$12	—
Write-off of other real estate owned	76	—
Operating expenses	44	—

	$132	—

Other real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. Other real estate owned which is measured at fair value on a nonrecurring basis is as follows (in thousands):

	At December 31, 2009					Losses Recorded in Operations in 2009
	Fair Value	Level 1	Level 2	Level 3	Total Losses

Other real estate owned	$1,583	—	—	1,583	76	76

(6) Deposits

A schedule of maturities of time deposits at December 31, 2009 follows (in thousands):

Year Ending December 31,	Amount

2010	$108,301
2011	29,659
2012	16,400
2013	875
2014	3,081

$158,316

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2009 and 2008, the outstanding balance of such borrowings totaled approximately $7.6 million and $7.6 million, respectively, and the Company pledged securities with a carrying value of approximately $10.5 million and $7.9 million, respectively, as collateral for these agreements.

(8) Federal Home Loan Bank Advances

The maturity and interest rate of the Federal Home Loan Bank (“FHLB”) advances are as follows ($ in thousands):

		At December 31,
Maturity	Interest Rate	2009	2008

2009	0.61%	$—	1,000
2009	1.24%	—	2,000
2009	2.73%	—	2,000
2010	2.86%	2,000	2,000
2010	3.54%	2,000	2,000
2011	0.76%	1,000	—
2011	1.04%	1,000	—
2011	1.23%	2,000	—
2016	4.47%	5,000	5,000
2016	4.71%	3,000	3,000
2017	4.22%	5,000	5,000

		$21,000	22,000

The Company has entered into a collateral agreement with the FHLB which consists of a blanket floating lien on the entire loan portfolio and the pledge of all the Company’s FHLB stock. One advance with a 2016 maturity date and interest rate of 4.47% has a call feature benefiting the issuer with a call date of February 23, 2010. The advance with a 2017 maturity date has a call feature benefiting the issuer with a call date of February 18, 2010.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes

Allocation of the Federal and state income taxes (benefit) is as follows (in thousands):

	Year Ended December 31,
	2009	2008
Deferred:
Federal	$49	(220)
State	8	(38)

Income taxes (benefit)	$57	(258)

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2009		2008
	Amount	% of Pretax Earnings	Amount	% of Pretax Loss
Income taxes (benefit) at statutory rate	$22	34.0%	$(253)	(34.0)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	5	7.8	(25)	(3.4)
Share-based compensation	23	35.9	22	3.0
Other	7	11.4	(2)	(.3)

Income taxes (benefit)	$57	89.1%	$(258)	(34.7)%

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2009	2008
Deferred tax assets:
Allowance for loan losses	$1,044	998
Net operating loss carryforwards	694	583
Foreclosed property expenses	50	—
Organizational and start-up costs	160	176
Unrealized loss on securities available for sale	27	—
Other	62	52

Deferred tax assets	2,037	1,809

Deferred tax liabilities:
Premises and equipment	(484)	(290)
Deferred loan costs	(337)	(294)
Prepaid expenses	(60)	(40)
Unrealized gains on securities available for sale	—	(82)

Deferred tax liabilities	(881)	(706)

Net deferred tax asset	$1,156	1,103

At December 31, 2009, the Company has approximately $1.8 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of Florida. The Company is no longer subject to the U.S. federal or state and local income tax examinations by tax authorities for years before 2006.

(10) Off-Balance-Sheet Financial Instruments

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

(10) Off-Balance-Sheet Financial Instruments, Continued

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2009, the Company held collateral supporting substantially all of these commitments and management does not anticipate any potential losses if these letters of credit are funded.

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2009 follows (in thousands):

Contract Amount

Commitments to extend credit	$5,689

Unused lines of credit	$25,555

Standby letters of credit	$373

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(11) Significant Group Concentrations of Credit Risk

The Company grants the majority of its loans to borrowers throughout the northeast Florida area, including Marion and Alachua counties. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy of this area. The Company does not have any significant concentrations to any one industry or customer.

(12) Stock Option Plan

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares (currently 397,981 shares), have been reserved under the Plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted to directors vest immediately and for employees, the options primarily vest over two years starting with the date of grant and ending on the second anniversary thereof. At December 31, 2009, 98,396 options remain available for granting. A summary of stock option transactions under the Plan for the years ended December 31, 2009 and 2008 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Options outstanding at December 31, 2007	253,808	$10.13
Options exercised	(17,486)	10.00
Options forfeited	(5,602)	10.37
Options granted	31,250	10.16

Options outstanding at December 31, 2008	261,970	10.14
Options forfeited	(10,501)	10.16
Options granted	24,600	10.00

Options outstanding at December 31, 2009	276,069	$10.13	6.89 years	$—

Options exercisable at December 31, 2009	257,360	$10.13	6.75 years	$—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12) Stock Option Plan, Continued

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,
	2009	2008
Risk-free interest rate	1.46%	4.04-4.58%
Dividend yield	—%	—%
Expected stock volatility	10.00%	6.18-6.92%
Expected life in years	5.50	5.00-5.50
Per share grant-date fair value of options issued during the year	$1.29	1.86-2.22

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

There were no options exercised during the year ended December 31, 2009 and 17,486 exercised during the year ended December 31, 2008. There was no intrinsic value or tax benefit related to these options exercised. At December 31, 2009 there was approximately $13,000 of total unrecognized compensation expense related to the nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of ten months. The total fair value of shares vesting and recognized as compensation expense was approximately $67,000 for the year ended December 31, 2009 and $64,000 in 2008. The associated income tax benefit recognized was $8,000 for 2008. There was no associated income tax benefit recognized in 2009.

(13) Employee Benefit Plan

The Company has a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $83,000 to the plan in 2009, and $86,000 in 2008.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	At December 31,
	2009	2008

Loan balances at end of year	$11,497	9,264

Deposits held from related parties-Balance at end of year	$5,673	5,573

(15) Stockholders’ Equity and Dividend Restrictions

During the initial offering of common stock, the Company sold units, with each unit containing one share of common stock and one warrant. Each warrant entitled the holder to purchase one share of additional common stock for $10 at any time over a three-year period. Warrants totaling 452,237 were exercised in 2008. The Company called 50% of the initial warrant amount in February 2007. The remaining 50% expired on February 28, 2008.

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

(16) Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2009:
Total Capital (to Risk- Weighted Assets)	$28,332	11.49%	$19,726	8.00%	$24,658	10.00%
Tier I Capital (to Risk- Weighted Assets)	25,297	10.26	9,862	4.00	14,794	6.00
Tier I Capital (to Average Assets)	25,297	8.37	12,089	4.00	15,112	5.00

As of December 31, 2008:
Total Capital (to Risk- Weighted Assets)	23,852	10.74	17,767	8.00	22,209	10.00
Tier I Capital (to Risk- Weighted Assets)	21,138	9.52	8,882	4.00	13,322	6.00
Tier I Capital (to Average Assets)	21,138	8.37	10,102	4.00	12,627	5.00

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(17) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$22,098	22,098	9,471	9,471
Interest bearing time deposits in banks	2,287	2,287	12,410	12,410
Securities available for sale	31,282	31,282	13,123	13,123
Loans, net	234,680	237,399	205,307	206,369
Accrued interest receivable	939	939	731	731
Federal Home Loan Bank stock	1,499	1,499	1,356	1,356

Financial liabilities:
Deposits	249,989	253,975	202,914	204,654
Other borrowings	7,633	7,633	7,584	7,584
Federal Home Loan Bank advances	21,000	19,788	22,000	20,018
Accrued interest payable	640	640	1,118	1,118

Off-balance-sheet financial instruments	—	—	—	—

(18) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2009	2008
Assets

Cash	$3,332	1,165
Investment in subsidiaries	27,302	23,378
Other assets	122	104

Total assets	$30,756	24,647

Liabilities and Stockholders' Equity

Other liabilities	50	11
Stockholders’ equity	30,706	24,636

Total liabilities and stockholders’ equity	$30,756	24,647

Condensed Statements of Operations

	Year Ended December 31,
	2009	2008

Revenues	$19	40
Operating expenses, net of income tax benefit	118	136

Net loss before earnings (loss) of subsidiaries	(99)	(96)

Earnings (loss) of subsidiaries	106	(389)

Net earnings (loss)	$7	(485)

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$7	(485)
Adjustment to reconcile net earnings (loss) to net cash used in operating activities:
Share-based compensation	67	64
Equity in (earnings) loss of subsidiaries	(106)	389
Increase in other assets	(18)	(22)
Increase in other liabilities	39	3

Net cash used in operating activities	(11)	(51)

Cash flows from investing activity-
Investment in subsidiaries	(4,001)	(4,021)

Cash flows from financing activities:
Common stock warrants and options exercised	—	4,698
Proceeds from preferred stock issued	6,514	—
Preferred stock dividend requirements and Series B stock accretion	(335)	—

Net cash provided by financing activities	6,179	4,698

Net increase in cash	2,167	626

Cash at beginning of the year	1,165	539

Cash at end of year	$3,332	1,165

Supplemental disclosure of cash flow information:
Noncash transaction-
Accumulated other comprehensive (loss) income, net change in unrealized gain (loss) on securities available for sale of subsidiary, net of taxes	$(183)	108

(continued)