Form 10-K, Exhibit 13
period 2010-12-31
Alarion Financial Services Inc
filed 2011-03-31
CIK 1353174

Exhibit 13.1

ALARION FINANCIAL SERVICES, INC.

Holding Company for

Audited Consolidated Financial Statements

At December 31, 2010 and 2009 and For the Years Then Ended

(Together with Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Alarion Financial Services, Inc.

Ocala, Florida:

We have audited the accompanying consolidated balance sheets of Alarion Financial Services, Inc. and Subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

March 30, 2011

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except per share amounts)

	At December 31,
	2010	2009
Assets

Cash and due from banks	$3,127	3,993
Interest-bearing time deposits in banks	—	5,895
Interest-earning deposits	262	285
Federal funds sold	3,015	11,925

Cash and cash equivalents	6,404	22,098

Interest-bearing time deposits in banks	—	2,287
Securities available for sale	49,304	31,282
Loans, net of allowance for loan losses of $4,115 and $3,035	213,069	228,355
Loans held for sale	7,395	6,325
Accrued interest receivable	903	939
Premises and equipment, net	13,418	13,310
Other real estate owned, net	6,359	1,583
Federal Home Loan Bank stock, at cost	1,409	1,499
Deferred income taxes	3,347	1,156
Other assets	1,382	1,749

Total assets	$302,990	310,583

Liabilities and Stockholders’ Equity

Liabilities:
Noninterest-bearing demand deposits	26,778	18,136
NOW, money-market and savings deposits	76,476	73,537
Time deposits less than $100,000	89,016	97,322
Time deposits greater than $100,000	59,074	60,994

Total deposits	251,344	249,989

Federal Home Loan Bank advances	21,000	21,000
Other borrowings	3,054	7,633
Accrued interest payable	436	640
Accrued expenses and other liabilities	522	615

Total liabilities	276,356	279,877

Commitments (Notes 4, 10 and 19)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized:
Preferred stock, Series A, $.01 par value; $1,000 liquidation value; 6,514 shares outstanding in 2010	—	—
Preferred stock, Series B, $.01 par value; $1,000 liquidation value; 326 shares outstanding in 2010	—	—
Additional paid-in capital, preferred	6,840	6,840
Preferred stock discount	(200)	(265)
Common stock, $.01 par value; 4,000,000 shares authorized, 2,653,208 shares issued and outstanding in 2010 and 2009	27	27
Additional paid-in capital, common	26,693	26,680
Accumulated deficit	(6,111)	(2,531)
Accumulated other comprehensive loss	(615)	(45)

Total stockholders’ equity	26,634	30,706

Total liabilities and stockholders’ equity	$302,990	310,583

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2010	2009
Interest income:
Loans	$12,668	12,921
Securities	1,240	844
Other	60	496

Total interest income	13,968	14,261

Interest expense:
Deposits	4,334	5,916
Borrowings	696	816

Total interest expense	5,030	6,732

Net interest income	8,938	7,529

Provision for loan losses	6,635	1,012

Net interest income after provision for loan losses	2,303	6,517

Noninterest income:
Deposit account fees	372	377
Net gain on sale of securities	478	227
Net gain on sales of loans held for sale	1,368	877
Other	262	41

Total noninterest income	2,480	1,522

Noninterest expenses:
Salaries and employee benefits	4,084	3,573
Occupancy and equipment	1,222	1,127
Data processing	606	584
Professional services	518	278
Advertising and promotion	175	142
Office supplies and printing	126	112
Impairment of Silverton Bank stock	—	625
Other real estate owned expense	1,366	132
FDIC assessment	485	498
Other	1,210	904

Total noninterest expenses	9,792	7,975

(Loss) earnings before income tax (benefit) expense	(5,009)	64
Income tax (benefit) expense	(1,849)	57

Net (loss) earnings	(3,160)	7
Preferred stock dividend requirements and accretion of preferred stock to par	420	396

Loss available to common shareholders	$(3,580)	(389)

Loss per common share – basic and diluted	$(1.35)	(0.15)

Weighted-average number of common shares outstanding, basic and diluted	2,653,208	2,653,208

Dividends per common share	—	—

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2010 and 2009

($ in thousands)

											Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Preferred Stock						Common Stock
	Series A		Series B		Additional Paid-in				Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Discount	Shares	Amount	Capital	Deficit
Balance at December 31, 2008	—	$—	—	$—	—	—	2,653,208	$27	26,613	(2,142)	138	24,636

Comprehensive loss:
Net earnings	—	—	—	—	—	—	—	—	—	7	—	7

Net change in unrealized gain on securities available for sale, net of taxes of $110	—	—	—	—	—	—	—	—	—	—	(183)	(183)

Comprehensive loss												(176)

Share-based compensation	—	—	—	—	—	—	—	—	67	—	—	67

Proceeds from issuance of 6,514 shares of Series A preferred stock to U.S. Treasury	6,514	—	—	—	6,514	—	—	—	—	—	—	6,514

Preferred stock warrants exercised by U.S. Treasury	—	—	326	—	326	(326)	—	—	—	—	—	—

Preferred stock dividend requirements and Series B preferred stock accretion	—	—	—	—	—	61	—	—	—	(396)	—	(335)

Balance at December 31, 2009	6,514	$—	326	$—	6,840	(265)	2,653,208	$27	26,680	(2,531)	(45)	30,706

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity, Continued

Years Ended December 31, 2010 and 2009

($ in thousands)

											Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Preferred Stock					Common Stock
	Series A		Series B		Additional Paid-in Capital				Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount		Discount	Shares	Amount
Balance at December 31, 2009	6,514	$—	326	$—	6,840	(265)	2,653,208	$27	26,680	(2,531)	(45)	30,706

Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(3,160)	—	(3,160)

Net change in unrealized gain on securities available for sale, net of taxes of $342	—	—	—	—	—	—	—	—	—	—	(570)	(570)

Comprehensive loss												(3,730)

Share-based compensation	—	—	—	—	—	—	—	—	13	—	—	13

Preferred stock dividend requirements and Series B preferred stock accretion	—	—	—	—	—	65	—	—	—	(420)	—	(355)

Balance at December 31, 2010	6,514	$—	326	$—	6,840	(200)	2,653,208	$27	26,693	(6,111)	(615)	26,634

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2010	2009
Cash flows from operating activities:	$(3,160)	7
Net (loss) earnings
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Provision for loan losses	6,635	1,012
Share-based compensation	13	67
Depreciation and amortization	626	626
Gain on sale of loans held for sale	(1,368)	(877)
Loans originated for sale	(66,533)	(61,438)
Proceeds from loans sold	66,831	58,505
Deferred income tax (benefit) expense	(1,849)	57
Net amortization of deferred loan fees and costs	97	54
Loss on sale of other real estate owned	29	12
Provision for other real estate owned losses	1,217	76
Net decrease in accrued interest payable	(204)	(478)
Net decrease (increase) in accrued interest receivable	36	(208)
Net decrease (increase) in other assets	367	(1,491)
Impairment of Silverton Bank stock	—	625
Net gain on sale of securities	(478)	(227)
Net (decrease) increase in accrued expenses and other liabilities	(93)	228
Net amortization of premiums and discounts on securities available for sale	534	122

Net cash provided by (used in) operating activities	2,700	(3,328)

Cash flows from investing activities:
Purchase of securities available for sale	(52,310)	(31,296)
Proceeds from principal repayments and maturities on securities available for sale	10,970	8,480
Proceeds from sale of securities available for sale	22,350	4,469
Net decrease in time deposits in banks	2,287	10,123
Net decrease (increase) in loans	2,346	(27,712)
Purchase of premises and equipment	(734)	(332)
Proceeds from sale of other real estate owned	186	63
Purchase (redemption) of Federal Home Loan Bank stock	90	(143)

Net cash used in investing activities	(14,815)	(36,348)

Cash flows from financing activities:
Net increase in deposits	1,355	47,075
Net (decrease) increase in other borrowings	(4,579)	49
Net decrease in Federal Home Loan Bank advances	—	(1,000)
Proceeds from preferred stock issued	—	6,514
Preferred stock dividend requirements and Series B stock accretion	(355)	(335)

Net cash (used in) provided by financing activities	(3,579)	52,303

Net (decrease) increase in cash and cash equivalents	(15,694)	12,627

Cash and cash equivalents at beginning of year	22,098	9,471

Cash and cash equivalents at end of year	$6,404	22,098

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2010	2009
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$5,234	7,210

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale, net of taxes	$(570)	(183)

Transfer of loans to other real estate owned	$6,397	1,147

Transfer of other real estate owned to loans	$189	64

See Accompanying Notes to Consolidated Financial Statements.

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At December 31, 2010 and 2009 and for the Years Then Ended

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

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and North Central Florida Developers Corporation (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) and to general practices within the banking industry. The following summarizes the more significant of these polices and practices.

Use of Estimates. In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets and other real estate owned.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-earning deposits (including time deposits with original maturities of ninety days or less) and federal funds sold, all of which mature within ninety days.

At December 31, 2010 and 2009, the Bank was not required by law or regulation to maintain cash reserves with the Federal Reserve Bank, in accounts with other banks or in the vault.

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

For loans amortized at cost, interest income is accrued based on the unpaid principal balance.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Past due status is based on contractual terms of the loan.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. There were no changes in the Company’s accounting policies or methodology during the year ended December 31, 2010.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

For all loans the general component is based on historical loss experience and adjusted for the following qualitative factors: changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off and recovery practices not considered elsewhere in estimating credit losses; changes in international, national, regional, and local economic and business conditions that affect the collectability of the portfolio, including the condition of various market segments; changes in the nature and volume of the portfolio and in the terms of the loans; changes in the experience, ability, and depth of lending management and other relevant staff; changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans; changes in the quality of the Company’s loan review system; changes in the value of the underlying collateral for collateral-dependent loans; the existence and effect of any concentrations of credit, and changes in the level of such concentrations; the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Company’s existing portfolio, and other trends or uncertainties that could affect management’s estimate of probable losses.

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

Impairment is measured on a loan-by-loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral-dependent.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans Held for Sale. The Company has a mortgage division within the Bank to originate and sell residential mortgage loans in the secondary market. Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate, determined by outstanding commitments from investors or current investors yield requirements. The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate-lock commitments). Rate-lock commitments on mortgage loans that are intended to be sold are considered to be derivatives in accordance with GAAP. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of loans held for sale. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The effect was not material to the Company’s consolidated financial statements for the years ended December 31, 2010 or 2009.

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

Other Real Estate Owned. Other real estate owned represents assets acquired through foreclosure and is initially recorded at fair value less selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of the new costs basis or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

Comprehensive (Loss) Income. GAAP requires that recognized revenue, expenses, gains and losses be included in net (loss) earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net (loss) earnings, are components of comprehensive income (loss).

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Comprehensive (Loss) Income, Continued. The components of accumulated other comprehensive (loss) income and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2010	2009

Unrealized holding losses on available for sale securities	$(434)	(66)
Reclassification adjustment for gains realized in operations	(478)	(227)

Net change in unrealized losses	(912)	(293)
Income tax effect	342	110

Net unrealized loss	$(570)	(183)

The reclassification adjustment above relates to gains on investment securities that were realized and included in net earnings in 2010 that also had been included in other comprehensive loss as unrealized holding gains in the period in which they arose. These gains must be deducted through other comprehensive loss of the period in which they are included in net earnings to avoid including them in comprehensive loss twice.

Transfer of Financial Assets. Transfers of financial assets or a participating interest in an entire financial asset are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. A participating interest is a portion of an entire financial asset that (1) conveys proportionate ownership rights with equal priority to each participating interest holder (2) involves no recourse (other than standard representations and warranties) to, or subordination by, any participating interest holder, and (3) does not entitle any participating interest holder to receive cash before any other participating interest holder.

Income Taxes. There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

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

On January 1, 2009, the Company adopted accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company’s financial statements.

The Company recognizes interest and penalties on income taxes as a component of income taxes.

The Holding Company, North Central Florida Developers Corporation and the Bank file consolidated income tax returns. Income taxes are allocated between the Holding Company and its subsidiaries as though separate income tax returns were filed.

Stock Compensation Plan. The Company has adopted the fair value recognition method and expenses the fair value of any stock options as they vest and in the accompanying consolidated statements of operations.

Loss Per Common Share. Loss per common share (“EPS”) has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options and warrants were not considered dilutive securities for 2010 and 2009 due to the fact that there was a loss available to common shareholders.

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued.

Other Real Estate Owned. Estimates of fair values are determined based on a variety of information, including the use of available appraisals, estimates of market value by licensed appraisers or local real estate brokers and the knowledge and experience of the Company’s management related to values of properties in the Company’s market areas. Management takes into consideration the type, location and occupancy of the property as well as current economic conditions in the area the property is located in assessing estimates of fair value. Accordingly, the fair values estimates for other real estate owned are classified as Level 3.

Fair Values of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents and Interest Bearing Time Deposits in Banks. The carrying amounts of these financial instruments approximate their fair value.

Securities Available for Sale. The fair value for securities available for sale are based on the framework for measuring fair value.

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

Loans Held for Sale. Loans held for sale, which are composed of residential first mortgage loans, are reported at the lower of cost or fair value on an aggregate loan portfolio basis. Gains or losses realized on the sales of loans held for sale are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold including any deferred origination fees and costs. Net unrealized losses, if any, are recognized through a market adjustment by charges to operations. Transfers of loans held for sale to the portfolio require a market value adjustment to be recognized in operations if the fair market value is less than the carrying value at the date of transfer.

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

Other Borrowings. The carrying amounts of other borrowings approximates their fair value.

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

Recent Pronouncements. In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820), which amends the guidance for fair value measurements and disclosures. The guidance in ASU 2010-06 requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. Furthermore, ASU 2010-06 requires a reporting entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs; clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value; and amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU was effective for interim and annual reporting periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures were effective January 1, 2011 and for interim periods thereafter. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The new disclosures will require significantly more information about credit quality in a financial institution’s loan portfolio. This statement addresses only disclosures and does not change recognition or measurement of the allowance. For public entities, the disclosures as of the end of a reporting period was effective for interim and annual reporting periods ending on December 31, 2010. The disclosures about activity that occurs during a reporting period was effective for interim and annual reporting periods beginning on or after January 1, 2011. The adoption of the ASU did not have a material impact on the Company’s consolidated financial statements.

Reclassifications. Certain amounts in the 2009 financial statements have been reclassified to conform with the 2010 presentation.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale

Securities available for sale have been classified according to management’s intent. The carrying amount and fair value of securities available for sale are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
At December 31, 2010-
Mortgage-backed securities	$50,288	77	(1,061)	49,304

At December 31, 2009:
U.S. Government agency securities	1,029	—	(24)	1,005
Mortgage-backed securities	30,325	150	(198)	30,277

	$31,354	150	(222)	31,282

Securities sold are as follows (in thousands):

	Year Ended December 31,
	2010	2009

Gross proceeds	$22,350	4,469

Gross gains	478	227

Gross losses	—	—

Total	$478	227

Securities with gross unrealized losses at December 31, 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities Available for Sale-
Mortgage-backed securities	$1,061	44,778	—	—

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

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Securities Available for Sale, Continued

The unrealized losses on twenty-three securities available for sale were caused by market conditions. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in market conditions and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

At December 31, 2010 and 2009, securities with a carrying value of approximately $10.5 million and $18.2 million, respectively, were pledged for other borrowings and public funds.

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2010	2009
Real estate loans:
Office/retail	$43,687	41,832
Multi-family	9,518	9,886
Land	23,345	31,550
Line of credit	9,088	11,419
Other	54,953	49,503
Residential	32,667	30,033
Construction	4,819	15,400
Home equity	10,676	10,904
Commercial	20,587	22,406
Consumer	7,471	8,070

Total loans	216,811	231,003

Allowance for loan losses	(4,115)	(3,035)
Net deferred loan costs	373	387

Loans, net	$213,069	228,355

The Company grants the majority of its loans to borrowers throughout Alachua and Marion Counties, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Alachua and Marion Counties, Florida. The Company does have eight acquisition and development loans, generally with original terms of three years or less, aggregating $9.5 million at December 31, 2010 and nine acquisition and development loans aggregating $12.8 million at December 31, 2009, for which the primary source of repayment is the sale of the related collateral or the conversion of the existing debt into debt at another financial institution. The majority of these loans are located in Alachua County.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

With the uncertain real estate market in Alachua and Marion Counties, in the short-term, obtaining refinancing or sale of the collateral may be difficult or impossible under terms acceptable to the borrower. It is likely many of these loans will be extended and may be modified to provide additional interest only periods. Management is closely monitoring these loans and believes the loan loss allowance at December 31, 2010 was adequate.

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2010	2009
Beginning balance	$3,035	2,714
Provision for loan losses	6,635	1,012
Recoveries	261	1
Charge-offs	(5,816)	(692)

Ending balance	$4,115	3,035

The following summarizes the loan credit quality at December 31, 2010 (in thousands):

	Office/ Retail	Multi- Family	Land	LOC	Other	Residential Real Estate	Construction	HELOC	Commercial	Consumer	Total
Credit Risk Profile by Internally Assigned Grade:
Grade:
Pass	$38,560	9,518	13,812	5,365	49,605	30,908	3,895	10,627	18,450	6,769	187,509
Special mention	408	—	1,371	2,010	3,278	594	—	49	897	352	8,959
Substandard	4,719	—	8,162	1,713	2,070	1,165	924	—	1,240	350	20,343
Doubtful	—	—	—	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—	—	—	—

Total	$43,687	9,518	23,345	9,088	54,953	32,667	4,819	10,676	20,587	7,471	216,811

Internally assigned loan grades are defined as follows:

Pass – A Pass loan’s primary source of loan repayment is satisfactory, with secondary sources very likely to be realized if necessary.

Special Mention – A Special Mention loan has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or the Company’s credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Substandard – A Substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – A loan classified Doubtful has all the weaknesses inherent in one classified Substandard with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss – A loan classified Loss is considered uncollectible and of such little value that continuance as a bankable asset is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Age analysis of past-due loans is as follows (in thousands):

	Accruing Loans
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Nonaccrual Loans	Total Loans
At December 31, 2010:
Real estate loans:
Office/retail	$392	2,620	—	3,012	40,206	469	43,687
Multi-family	—	—	—	—	9,518	—	9,518
Land	3,109	5	—	3,114	17,533	2,698	23,345
Line of credit	—	—	—	—	9,088	—	9,088
Other	—	—	—	—	53,417	1,536	54,953
Residential	496	358	—	854	31,031	782	32,667
Construction	—	—	—	—	4,819	—	4,819
Home equity	—	—	—	—	10,676	—	10,676
Commercial	91	—	—	91	20,338	158	20,587
Consumer	144	194	—	338	6,944	189	7,471

Total	$4,232	3,177	—	7,409	203,570	5,832	216,811

December 31, 2009 comparative totals	$392	435	—	827	227,334	2,892	231,003

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The following summarizes the amount of impaired loans (in thousands):

	With No Related Allowance Recorded			With an Allowance Recorded			Total
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
December 31, 2010:
Real estate loans:
Office/retail	$—	—	—	2,858	3,681	667	2,858	3,681	667
Multi-family	—	—	—	—	—	—	—	—	—
Land	4,625	5,936	—	3,200	3,652	337	7,825	9,588	337
Line of credit	—	—	—	912	1,388	476	912	1,388	476
Other	1,228	1,228	—	116	377	192	1,344	1,605	192
Residential	621	707	—	127	161	34	748	868	34
Construction	923	923	—	—	—	—	923	923	—
Home equity	—	—	—	—	—	—	—	—	—
Commercial	—	—	—	164	240	76	164	240	76
Consumer	92	146	—	116	260	145	208	406	145

	$7,489	8,940	—	7,493	9,759	1,927	14,982	18,699	1,927

The following is a summary of information regarding nonaccrual and impaired loans at December 31, 2009 (in thousands):

Nonaccrual loans	$2,842

Accruing loans past due ninety days or more	$—

Collateral-dependent loans identified as impaired:
Gross loans with no related allowance for losses	1,932

Gross loans with related allowance for losses recorded	1,667
Less allowances on these loans	(246)

Net loans with related allowance	1,421

Net investment in collateral-dependent impaired loans	3,353

Noncollateral-dependent loans identified as impaired:
Gross loans with no related allowance for losses	1,034

Gross loans with related allowance for losses recorded	2,094
Less allowance on these loans	(513)

Net loans with related allowance	1,581

Net investment in noncollateral-dependent impaired loans	2,615

Net investment in impaired loans	$5,968

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

The average net investment in impaired loans and interest income recognized and received on impaired loans are as follows (in thousands):

	Year Ended December 31,
	2010	2009

Interest income recognized on impaired loans	$271	155

Interest income received on impaired loans	$271	155

Average net recorded investment in impaired loans	$17,624	4,115

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2010	2009

Land	$3,938	3,492
Buildings	7,776	7,770
Leasehold improvements	637	634
Furniture, fixtures and equipment	3,309	3,203
Construction in process	217	45

Total, at cost	15,877	15,144

Less accumulated depreciation and amortization	(2,459)	(1,834)

Premises and equipment, net	$13,418	13,310

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(4) Premises and Equipment, Continued

The Company leases its Ocala corporate headquarters under an operating lease. This lease is for a term of five years, contains an escalation clause, requires monthly lease payments and common area maintenance charges with options to renew through 2025. Rent expense under this operating lease during the years ended December 31, 2010 and 2009 was $91,000 and $80,000, respectively. The Company offsets occupancy expense with sub-leases on various suites in the building. This provided rental income, net of operating expenses, for 2010 and 2009 of $0 and $4,000 respectively. The future minimum lease payments, which include certain renewal options, as of December 31, 2010 are as follows (in thousands):

Year Ending December 31,	Expense	Income

2011	$95	75
2012	100	14
2013	100	—
2014	100	—
2015	17	—
2016 and thereafter	—	—

	$412	89

(5) Other Real Estate Owned

Other real estate owned are presented net of an allowance for losses. An analysis of the allowance for losses on foreclosed assets is as follows (in thousands):

	Year Ended December 31,
	2010	2009
Balance, beginning of year	$76	—
Provision for losses	1,217	76
Charge-offs	(186)	—

Balance, end of year	$1,107	76

Expenses applicable to other real estate owned follows (in thousands):

	Year Ended December 31,
	2010	2009
Loss on sale of other real estate owned	$29	12
Provision for other real estate owned losses	1,217	76
Operating expenses, net of rental income	120	44

	$1,366	132

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(6) Deposits

A schedule of maturities of time deposits at December 31, 2010 follows (in thousands):

Year Ending December 31,	Amount

2011	$98,563
2012	35,404
2013	6,635
2014	3,305
2015	4,183

$148,090

(7) Other Borrowings

The Company enters into repurchase agreements with customers that sweep funds from deposit accounts into investment accounts. These investment accounts are not federally insured and are treated as borrowings. These agreements require the Company to pledge securities as collateral for these borrowings. At December 31, 2010 and 2009, the outstanding balance of such borrowings totaled approximately $3.1 million and $7.6 million, respectively, and the Company pledged securities with a carrying value of approximately $4.8 million and $10.5 million, respectively, as collateral for these agreements.

The Company had $4 million and $7 million under an unsecured credit facility with a correspondent bank at December 31, 2010 and 2009, respectively. The Company also had an additional $3 million under a secured credit facility with a correspondent bank at December 31, 2010. There were no amounts outstanding in connection with this agreement at December 31, 2010 and 2009.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(8) Federal Home Loan Bank Advances

The maturity and interest rate of the Federal Home Loan Bank (“FHLB”) advances are as follows ($ in thousands):

			At December 31,
Advance Type	Maturity	Interest Rate	2010	2009

Fixed	2010	2.86%	$—	2,000
Fixed	2010	3.54%	—	2,000
Fixed	2011	0.76%	1,000	1,000
Fixed	2011	0.83%	1,000	—
Fixed	2011	0.98%	1,000	—
Fixed	2011	1.04%	1,000	1,000
Fixed	2012	1.14%	1,000	—
Fixed	2011	1.23%	2,000	2,000
Fixed	2012	1.33%	1,000	—
Convertible	2016	4.47%	5,000	5,000
Convertible	2016	4.71%	3,000	3,000
Convertible	2017	4.22%	5,000	5,000

			$21,000	21,000

The Company has entered into a collateral agreement with the FHLB which consists of a blanket floating lien on the entire loan portfolio and the pledge of all the Company’s FHLB stock. One advance with a 2016 maturity date and interest rate of 4.47% has a call feature benefiting the issuer with a call date of February 23, 2011. The advance with a 2017 maturity date has a call feature benefiting the issuer with a call date of February 18, 2011. The Company may owe a fee in the event of full or partial repayment of advances prior to maturity.

(9) Income Taxes

Allocation of the Federal and state income taxes (benefit) is as follows (in thousands):

	Year Ended December 31,
	2010	2009
Deferred:
Federal	$(1,579)	49
State	(270)	8

Income taxes (benefit)	$(1,849)	57

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2010		2009
	Amount	% of Pretax Loss	Amount	% of Pretax Earnings
Income taxes (benefit) at statutory rate	$(1,703)	(34.0)%	$22	34.0%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	(178)	(3.6)	5	7.8
Share-based compensation	4	.1	23	35.9
Other	28	.6	7	11.4

Income taxes (benefit)	$(1,849)	(36.9)%	$57	89.1%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2010	2009
Deferred tax assets:
Allowance for loan losses	$1,014	1,044
Net operating loss carryforwards	2,025	694
Foreclosed property expenses	464	50
Organizational and start-up costs	144	160
Unrealized loss on securities available for sale	369	27
Impaired loan interest	143	14
Other	40	48

Deferred tax assets	4,199	2,037

Deferred tax liabilities:
Premises and equipment	(472)	(484)
Deferred loan costs	(311)	(337)
Prepaid expenses	(69)	(60)

Deferred tax liabilities	(852)	(881)

Net deferred tax asset	$3,347	1,156

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(9) Income Taxes, Continued

At December 31, 2010, the Company has approximately $5.4 million of net operating loss carryforwards available to offset future taxable income. These carryforwards will begin to expire in 2025.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of Florida. The Company is no longer subject to the U.S. federal or state and local income tax examinations by tax authorities for years before 2007.

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

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support third-party borrowing arrangements and generally have expiration dates within one year of issuance. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. At December 31, 2010, the Company held collateral supporting substantially all of these commitments and management does not anticipate any potential losses if these letters of credit are funded.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(10) Off-Balance-Sheet Financial Instruments, Continued

Standby letters of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off-balance-sheet risk at December 31, 2010 follows (in thousands):

Contract Amount

Commitments to extend credit	$464

Unused lines of credit	$17,630

Standby letters of credit	$159

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

(12) Stock Option Plan

The Company adopted a stock option plan for its employees and directors (the “Plan”). Fifteen percent of the total amount of shares outstanding, up to 450,000 shares (currently 397,981 shares), have been reserved under the Plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options granted to directors vest immediately and for employees, the options primarily vest over two years starting with the date of grant and ending on the second anniversary thereof. At December 31, 2010, 128,262 options remain available for granting. A summary of stock option transactions under the Plan for the years ended December 31, 2010 and 2009 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2008	261,970	$10.14
Options forfeited	(10,501)	10.16
Options granted	24,600	10.00

Options outstanding at December 31, 2009	276,069	10.13
Options forfeited	(29,866)	10.21

Options outstanding at December 31, 2010	246,203	$10.12	5.86 years	$—

Options exercisable at December 31, 2010	239,962	$10.12	5.80 years	$—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(12) Stock Option Plan, Continued

No options have been granted during 2010. The fair value of each option granted in 2009 were estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	1.46%
Dividend yield	—%
Expected stock volatility	10.00%
Expected life in years	5.50
Per share grant-date fair value of options issued during the year	$1.29

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

There were no options exercised during the years ended December 31, 2010 and 2009. At December 31, 2010 there was approximately $1,000 of total unrecognized compensation expense related to the nonvested share-based compensation arrangements granted under the plans. The cost is expected to be recognized over a weighted-average period of one month. The total fair value of shares vesting and recognized as compensation expense was approximately $13,000 for the year ended December 31, 2010 and $67,000 in 2009. There was no associated income tax benefit recognized in 2010 or 2009.

(13) Employee Benefit Plan

The Company has a 401(k) profit sharing plan available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed $83,000 to the plan in 2010, and $83,000 in 2009.

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(14) Related Party Transactions

The Company enters into transactions during the ordinary course of business with officers and directors of the Company and entities in which they hold a significant financial interest. The following summarizes these transactions (in thousands):

	At December 31,
	2010	2009

Loan balances at end of year	$12,487	11,497

Deposits held from related parties-Balance at end of year	$7,251	5,673

(15) Stockholders’ Equity and Dividend Restrictions

On January 23, 2009, the U.S. Treasury Department (the “Treasury”) purchased $6.5 million of the Company’s senior preferred stock as part of the US Treasury’s Capital Purchase Program. While the preferred shares are outstanding, the Company will pay the Treasury a five percent dividend on the senior preferred shares for the first five years following the investment, and a nine percent dividend thereafter. The Treasury also received warrants to purchase an additional $325,700 of the Company’s senior preferred stock at an exercise price of $0.01. The Treasury exercised these warrants on January 23, 2009. The senior preferred shares issued upon exercise of the warrants pay dividends at an annual rate of nine percent. While the senior preferred shares are outstanding, the Company must comply with restrictions on executive compensation and limitations on dividends and stock repurchases. The Company can repay the Treasury under the conditions established in the purchase agreements, and the Treasury can sell their investment to third parties.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2010, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of December 31, 2010:
Total Capital (to Risk- Weighted Assets)	$26,170	11.47%	$18,253	8.00%	$22,816	10.00%
Tier I Capital (to Risk- Weighted Assets)	23,303	10.22	9,121	4.00	13,681	6.00
Tier I Capital (to Average Assets)	23,303	7.62	12,233	4.00	15,291	5.00

As of December 31, 2009:
Total Capital (to Risk- Weighted Assets)	28,332	11.49	19,726	8.00	24,658	10.00
Tier I Capital (to Risk- Weighted Assets)	25,297	10.26	9,862	4.00	14,794	6.00
Tier I Capital (to Average Assets)	25,297	8.37	12,089	4.00	15,112	5.00

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(17) Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows (in thousands):

	At December 31,
	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,404	6,404	22,098	22,098
Interest bearing time deposits in banks	—	—	2,287	2,287
Securities available for sale	49,304	49,304	31,282	31,282
Loans, net	213,069	214,080	228,355	231,074
Loans held for sale	7,395	7,395	6,325	6,325
Accrued interest receivable	903	903	939	939
Federal Home Loan Bank stock	1,409	1,409	1,499	1,499

Financial liabilities:
Deposits	251,344	253,656	249,989	253,975
Federal Home Loan Bank advances	21,000	19,404	21,000	19,788
Other borrowings	3,054	3,054	7,633	7,633
Accrued interest payable	436	436	640	640

Off-balance-sheet financial instruments	—	—	—	—

(18) Fair Value Measurements

Available-for-sale securities, measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value	Fair Value Measurements Using
		Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2010-
Mortgage-backed securities	$49,304	—	49,304	—

At December 31, 2009:
U.S. Government agency securities	1,005	—	1,005	—
Mortgage-backed securities	30,277	—	30,277	—

	$31,282	—	31,282	—

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(18) Fair Value Measurements, Continued

Impaired collateral-dependent loans are carried at fair value when the current collateral value is lower than the carrying value of the loan. Those impaired collateral-dependent loans which are measured at fair value or a nonrecurring basis are as follows (in thousands):

	Fair Value(1)	Level 1	Level 2	Level 3	Total Losses	Losses Recorded During the Year
At December 31, 2010:
Office/retail	$2,858	—	—	2,858	822	667
Multi-family	—	—	—	—	—	—
Land	4,691	—	—	4,691	1,763	1,763
LOC	912	—	—	912	477	477
Other	116	—	—	116	261	192
Residential real estate	218	—	—	218	120	120
Construction	—	—	—	—	—	—
HELOC	—	—	—	—	—	—
Commercial	164	—	—	164	76	76
Consumer	130	—	—	130	198	198

Total	$9,088	—	—	9,088	3,717	3,493

At December 31, 2009:

Commercial real estate	597	—	—	597	226	226
Other	824	—	—	824	20	12

Total	$1,421	—	—	1,421	246	238

(1)

In addition, loans with a carrying value of $5,894,000 and $1,932,000 at December 31, 2010 and 2009, respectively, were measured for impairment using Level 3 inputs and had a fair value in excess of carrying value.

Other real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. Other real estate owned which is measured at fair value on a nonrecurring basis is as follows (in thousands):

	At Year End				Total Losses	Losses Recorded During the Year
	Fair Value	Level 1	Level 2	Level 3

At December 31, 2010	$6,359	—	—	6,359	1,134	1,107

At December 31, 2009	$1,583	—	—	1,583	76	76

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(19) Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company’s financial statements.

(20) Holding Company Only Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2010	2009
Assets

Cash	$895	3,332
Investment in subsidiaries	25,653	27,302
Other assets	164	122

Total assets	$26,712	30,756

Liabilities and Stockholders’ Equity

Other liabilities	78	50
Stockholders’ equity	26,634	30,706

Total liabilities and stockholders’ equity	$26,712	30,756

Condensed Statements of Operations

	Year Ended December 31,
	2010	2009

Revenues	$9	19
Operating expenses, net of income tax benefit	90	118

Net loss before loss (earnings) of subsidiaries	(81)	(99)

(Loss) earnings of subsidiaries	(3,079)	106

Net (loss) earnings	$(3,160)	7

(continued)

ALARION FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(20) Holding Company Only Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net (loss) earnings	$(3,160)	7
Adjustment to reconcile net (loss) earnings to net cash used in operating activities:
Share-based compensation	13	67
Equity in loss (earnings) of subsidiaries	3,079	(106)
Increase in other assets	(42)	(18)
Increase in other liabilities	28	39

Net cash used in operating activities	(82)	(11)

Cash flows from investing activity-	(2,000)	(4,001)
Investment in subsidiaries

Cash flows from financing activities:
Proceeds from preferred stock issued	—	6,514
Preferred stock dividend requirements and Series B stock accretion	(355)	(335)

Net cash provided by financing activities	(355)	6,179

Net (decrease) increase in cash	(2,437)	2,167

Cash at beginning of the year	3,332	1,165

Cash at end of year	$895	3,332

Supplemental disclosure of cash flow information:
Noncash transaction-
Accumulated other comprehensive loss, net change in unrealized loss on securities available for sale of subsidiary, net of taxes	$(570)	(183)